


SEC MAIL PROCESSING
RECEIVED
APR 11 2011
WASH., D.C.
211
SECTION

2010 ANNUAL REPORT

Beneficial

mutual bancorp, inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

At and For the Year Ended December 31, (Dollars in thousands, except per share amounts)	2010	2009	2008	2007(1)	2006
Financial Condition Data:					
Total assets	$4,929,785	$4,673,680	$4,002,050	$3,557,818	$2,300,219
Cash and cash equivalents	90,299	179,701	44,389	58,327	21,074
Trading securities	6,316	31,825	-	-	-
Investment securities available-for-sale	1,565,235	1,315,174	1,142,154	968,609	348,484
Investment securities held-to-maturity	86,609	48,009	76,014	111,986	130,357
Loans receivable, net	2,751,036	2,744,264	2,387,677	2,097,581	1,671,457
Deposits	3,942,304	3,509,247	2,741,679	2,465,163	1,678,054
Federal Home Loan Bank advances	113,000	169,750	174,750	185,750	196,550
Other borrowed funds	160,317	263,870	405,304	221,372	98,346
Stockholders' equity	615,547	637,001	610,540	619,797	280,415
Operating Data:					
Interest income	$197,514	$192,974	$192,926	$157,894	$127,326
Interest expense	49,896	65,632	78,915	73,774	62,896
Net interest income	147,618	127,342	114,011	84,120	64,430
Provision for loan losses	70,200	15,697	18,901	2,470	1,575
Net interest income after provision for loan losses	77,418	111,645	95,110	81,650	62,855
Non-interest income	27,220	26,847	23,604	13,372	10,531
Non-interest expenses	128,390	119,866	98,303	101,032	59,439
(Loss) Income before income taxes	(23,752)	18,626	20,411	(6,010)	13,947
Income tax (benefit) expense	(14,789)	1,537	3,865	(4,465)	2,322
Net (loss) income	$(8,963)	$17,089	$16,546	$(1,545)	$11,625
Average common shares outstanding – Basic	77,593,808	77,693,082	78,702,419	61,374,792	45,792,775
Average common shares outstanding – Diluted	77,593,808	77,723,668	78,702,419	61,374,792	45,792,775
Net (loss) income earnings per share - Basic	$(0.12)	$0.22	$0.21	$(0.03)	$0.25
Net (loss) income earnings per share – Diluted	$(0.12)	$0.22	$0.21	$(0.03)	$0.25
Dividends per share	$0.00	$0.00	$0.00	$0.01(2)	$0.00

(1) 2007 financial results reflect the acquisition of FMS Financial Corporation and the Company's minority stock offering.

(2) Reflects dividends paid to Beneficial Savings Bank MHC, in April 2007, prior to Beneficial Mutual Bancorp's minority stock offering in July 2007.

At and For the Year Ended December 31,	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets	(0.18)%	0.40%	0.44%	(0.05)%	0.49%
Return on average equity	(1.39)	2.74	2.70	(0.35)	4.04
Interest rate spread (1)	3.13	2.99	2.86	2.59	2.45
Net interest margin (2)	3.32	3.28	3.33	3.17	2.87
Non-interest expenses to average assets	2.64	2.80	2.60	3.48	2.51
Efficiency ratio (3)	73.44	77.74	71.43	102.68	79.29
Average interest-earning assets to average interest-bearing liabilities	116.60	117.00	119.98	120.96	114.86
Average equity to average assets	13.30	14.57	16.26	15.06	12.20
Capital Ratios (4):					
Tier 1 capital to average assets	8.89	9.81	11.25	12.20	11.73
Tier 1 capital to risk-weighted assets	15.69	16.71	17.80	19.80	17.66
Total risk-based capital to risk-weighted assets	16.95	17.98	19.05	20.92	18.78
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.62	1.64	1.52	1.10	1.03
Allowance for loan losses as a percent of non-performing loans	36.66	38.06	97.00	143.10	213.09
Net charge-offs to average outstanding loans during the period	2.53	0.25	0.24	0.08	0.07
Nonperforming loans as a percent of total loans (5)	4.42	4.32	1.57	0.77	0.48
Nonperforming assets as a percent of total assets (5)	2.85	3.49	1.52	0.59	0.48
Other Data:					
Number of offices (6)	65	68	72	72	39
Number of deposit accounts	283,870	284,531	276,377	284,742	163,140
Number of loans	60,134	64,690	65,951	62,017	61,478

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents other non-interest expenses divided by the sum of net interest income and non-interest income.
(4) Ratios are for Beneficial Bank.
(5) Nonperforming loans and assets include accruing loans past due 90 days or more.
(6) During 2010, two campuses were opened and five offices were closed as part of the Company's branch consolidation plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use those deposits to fund loans. We also seek to broaden relationships with our customers by offering insurance and investment advisory services. We focus on providing our products and services to individuals, businesses and non-profit organizations.

The history of Beneficial Bank (the "Bank") dates back to 1853. Over the years, we have expanded through organic growth and acquisitions, reaching $4.9 billion in assets at December 31, 2010. In 2004, the Bank reorganized into the mutual holding company structure, forming Beneficial Mutual Bancorp, Inc. (the "Company" or "Beneficial"), a federally chartered stock holding company, as its holding company and Beneficial Savings Bank MHC (the "MHC"), a federally chartered mutual holding company, as the sole stockholder of the Company. In 2005, we completed the acquisition of Northwood Savings Bank, located in the Fishtown area of Philadelphia and acquired the insurance firm Paul Hertel & Co., Inc. through our subsidiary Beneficial Insurance Services, LLC. This acquisition allowed us the opportunity to provide property, casualty, life, health and benefits insurance to individual and business customers with a focus on strengthening our fee income and overall earnings. On July 13, 2007, the Company completed its minority stock offering, raising approximately $236.1 million, and simultaneously acquired FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together, "FMS Financial"). FMS Financial, which had total assets of over $1.2 billion and provided us with an additional source of funds for our rising loan activity. On October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA Agency, Inc. ("CLA"), a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania.

The Bank was established to serve the financing needs of the public and has expanded its services over time to offer personal and business checking accounts, home equity loans and lines of credit, commercial real estate loans and other types of commercial and consumer loans. We also provide insurance services through our wholly owned subsidiary, Beneficial Insurance Services, LLC, and investment and non-deposit services through our wholly owned subsidiary Beneficial Advisors, LLC. Our retail market focus includes primarily all of the areas surrounding our 65 banking offices located in Bucks, Chester, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and Burlington and Camden Counties in New Jersey, while our lending market also includes other counties in central and southern New Jersey as well as Delaware. In addition, Beneficial Insurance Services, LLC operates two offices in Pennsylvania, one in Philadelphia County and one in Delaware County. Based on a comprehensive review of all 65 branches to assess proximity to other Bank locations, customer activity, financial performance, future market potential and our growth plans, the Bank will occasionally consolidate branches.

During 2010, our financial results were significantly impacted by deterioration in asset quality, particularly in our commercial real estate portfolio. This resulted in a significant level of provision for credit losses and caused a net loss for 2010 of $8.9 million compared to net income of $17.1 million in 2009. Although some economic measures showed signs of improvement during 2010, credit quality and revenue growth continue to be challenging. The Company believes recovery of commercial real estate in our region will take some time causing continued downward pressure on property valuation. We expect our provision for credit losses to remain elevated in 2011. The Federal Reserve Board continued to hold short term interest rates at historic lows throughout the year. The low rate environment impacted the yield on our investment portfolio as maturing investments and liquidity generated by our deposit growth was invested in lower rates. During 2010, the U.S. Government continued to help stimulate the economy via increased infrastructure spending and tax credits for certain buyers of residential real estate, automobiles and other durable goods which resulted in strong economic growth at the end of 2010 as the gross domestic product grew 2.8% during the fourth quarter of 2010. However, the national unemployment rate remained high at 9.4% at December 31, 2010, after fluctuating between 9.5% and 9.9% throughout most of the year. Elevated unemployment, depressed home values, and continued economic uncertainty has constrained consumer consumption. Additionally, capital spending and investing by businesses has remained sluggish given the slow and uneven economic recovery. This resulted in low loan demand during 2010 and we expect loan demand to remain low in 2011.

We believe that the economic crisis which has adversely impacted our customers and communities has resulted in a refocus on financial responsibility. We remain committed to the financial responsibility we have practiced throughout our 158 year history, and we are dedicated to providing financial education opportunities to our customers by providing the tools necessary to make wise financial decisions. Through any economic cycle, our strong capital profile positions us to advance our growth strategy by working with our customers to help them save and use credit wisely. It also allows us to continue to dedicate financial and human capital to support organizations that share our sense of responsibility to do what's right for the communities we serve.

The Bank's tier 1 leverage ratio totaled 8.89% at December 31, 2010 compared to 9.81% at December 31, 2009. The Bank's total risk based capital ratio was 16.95% at December 31, 2010 compared to 17.98% at December 31, 2009. Our capital levels and ratios are well in excess of the levels required to be considered well-capitalized. We continued to position the Company for any further weakening in economic conditions by maintaining our loan loss reserve coverage ratio of 1.62% at December 31, 2010 as compared to 1.64% at December 31, 2009, with non-performing assets decreasing 14% to $140.4 million at December 31, 2010 as compared to $162.9 million at December 31, 2009.

In order to further improve our operating returns, we continue to leverage our position as one of the largest and oldest banks headquartered in the Philadelphia metropolitan area. Our customers select us for banking and other financial services based on our ability to rapidly make decisions as we are better informed than many of our competitors about the markets we serve. We are focused on acquiring and retaining customers, and then educating them by aligning our products and services to their financial needs. We are focused on effectively managing our cost structure to be aligned with the current business environment.

In this challenging economic environment, we are focused on credit risk management and loss prevention. We diligently risk rate our commercial customers to ensure we actively and effectively manage our customer relationships and minimize losses. We believe it is important to have a strong balance sheet and strong healthy capital levels.

RECENT INDUSTRY CONSOLIDATION

The banking industry has experienced significant consolidation in recent years, which is likely to continue in future periods. Consolidation may affect the markets in which we operate as competitors integrate newly acquired businesses, adopt new business and risk management practices or change products and pricing as they attempt to maintain or grow market share and maximize profitability. Merger activity involving national, regional and community banks and specialty finance companies in the Philadelphia metropolitan area, has and will continue to impact the competitive landscape in the markets we serve. Management continually monitors our primary market areas and assesses the impact of industry consolidation, as well as the practices and strategies of our competitors, including loan and deposit pricing and customer behavior.

CURRENT REGULATORY ENVIRONMENT

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act"), which will implement significant changes throughout the financial services industry. The elements of the Dodd-Frank Act addressing financial stability are largely focused on issues related to systemic risks and capital markets-related activities. The Dodd-Frank Act includes a number of specific provisions designed to promote enhanced supervision and regulation of financial firms and financial markets, protect consumers and investors from financial abuse and provide the government with tools to manage a financial crisis and raise international regulatory standards. The Dodd-Frank Act also restructures the regulation of depository institutions. Specifically, under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Federal Reserve Board. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008 and 2009. In addition, the Dodd-Frank Act creates a new federal agency, the Consumer Financial Protection Bureau, to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently afforded to federally chartered depository institutions will be reduced as well. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in the Bank that could be leveraged to support additional growth. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the legislation are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations

In the fourth quarter of 2009, the Federal Reserve Board ("FRB") announced regulatory changes to debit card and automated teller machine ("ATM") overdraft practices that were effective July 1, 2010. These changes prohibit financial institutions from charging consumers fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. We believe that the combination of these changes will have an impact that could be material to our non-interest income. The actual impact could vary due to a variety of factors, including changes in customer behavior.

CURRENT INTEREST RATE ENVIRONMENT

Net interest income represents a significant portion of the Company's revenues. Accordingly, the interest rate environment has a substantial impact on our earnings. During the year ended December 31, 2010, our net interest margin increased to 3.32% from 3.28% from the year ended December 31, 2009. Asset growth coupled with an improvement in our deposit mix to lower cost deposit categories were the primary reasons for this margin expansion. Net interest margin in future periods will be impacted by several factors such as, but not limited to, our ability to grow and retain low cost core deposits, the future interest rate environment, loan and investment prepayment rates, and changes in non-accrual loans. We are currently liability sensitive so future increases in interest rates will result in higher interest expense and reduced net interest income.

CREDIT RISK ENVIRONMENT

The credit quality of our loan portfolio has a significant impact on our operating results. During 2010, the Company experienced considerable deterioration in the value of a number of the Company's large commercial real estate properties collateralizing our commercial real estate loans. This deterioration reflected the pronounced slowdown in the commercial real estate market that has limited traditional refinance and repayment sources. The Company believes the recovery for the commercial real estate market in its market area will take some time and anticipates continued downward pressure on property valuations. The commercial real estate conditions led to a provision for credit losses of $70.2 million for 2010 compared to $15.7 million for 2009. We continued to strengthen our credit monitoring efforts in 2010 by expanding resources in our credit and risk management functions and maintaining focus on improving the credit quality of our loan portfolio.

Although the U.S. economy has shown some sign of improvement, unemployment remains high and commercial real estate conditions are still weak. We expect that property values will remain volatile until underlying market fundamentals improve consistently. In 2011, a significant portion of our commercial real estate and commercial construction portfolios contractually matures (approximately 33%). We expect that market conditions coupled with the large amount of commercial maturities will result in an elevated provision for credit losses in 2011.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between the income we earn on our loans and investments and the interest we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. During 2010, we increased net interest income, widened our net interest margin and improved our operating efficiency. The increase in the margin was primarily due to growth in interest earning assets coupled with a reduction in deposit and borrowing cost. In 2011, we will continue to be focused on improving our core profitability as we manage through the current credit environment.

A secondary source of income is non-interest income, which is revenue we receive from providing products and services. Traditionally, the majority of our non-interest income has come from service charges (mostly on deposit accounts). Our non-interest income increased during 2010 primarily due to additional service charge and other income, insurance and advisory income, trading securities profits and a decrease in an impairment charge for securities available-for-sale. We continue to seek to increase non-interest income by expanding the insurance and investment products we offer to our customers.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, equity plans, occupancy expenses, depreciation, amortization and maintenance expenses and other miscellaneous expenses, such as advertising, insurance, professional services and printing and supplies expenses.

Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Our salaries and employee benefits expense have increased in recent periods as we continue recruit talented employees to help the Company achieve its growth objectives and increase our credit and risk management function.

We recorded a non-recurring curtailment gain in 2008 related to pension plan modifications. The after-tax impact of this curtailment gain was $4.7 million.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Federal Deposit Insurance Corporation (FDIC) insurance expense increased significantly during 2010 and 2009. Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased Federal Deposit Insurance Corporation resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the Federal Deposit Insurance Corporation has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. During the third quarter of 2009, the base assessment rate increased by 1.65 basis points. During 2009, a special assessment was imposed on all insured institutions due to recent bank and savings association failures. The emergency assessment amounted to 5 basis points on each institution's assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution's assessment base. Based on our assets and Tier 1 capital as of June 30, 2009, our special assessment was approximately $1.9 million. On February 7, 2011, the Federal Deposit Insurance Corporation approved a final rule that implemented changes to the deposit insurance assessment system mandated by the Dodd-Frank Act. The final rule, which will take effect for the quarter beginning April 1, 2011, requires that the base on which deposit insurance assessments are charged be revised from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Under the final rule, insured depository institutions are required to report their average consolidated total assets on a daily basis, using the regulatory accounting methodology established for reporting total assets. For purposes of the final rule, tangible equity is defined as Tier 1 capital. Prior to the April 1, 2011 effective date of the final rule, the Federal Deposit Insurance Corporation will continue to calculate the assessment base from adjusted domestic deposits. We expect that this final rule will result in lower deposit insurance assessments for the Bank in 2011, however this may increase in the future as a result of the increase in the assessment base.

Other non-interest expenses have continued to increase as a result of additional costs incurred from internet banking, debit card rewards program, loan expenses, professional fees and other real estate owned expenses and losses.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this Annual Report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is determined by management based upon portfolio segment, past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. Management also considers risk characteristics by portfolio segments including, but not limited to, renewals and real estate valuations. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.

The allowance for loan losses ("ALLL") is established through a provision for loan losses charged to expense which is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows on impaired loans; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking ("the Department"), as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on judgments about information available to them at the time of their examination. During 2010, we experienced significant charge-offs, primarily related to the commercial loan portfolio as a result of considerable deterioration in the collateral value of commercial real estate. Our financial results are affected by the changes in and the absolute level of the ALLL. This process involves our analysis of complex internal and external variables, and it requires that we exercise judgment to estimate an appropriate ALLL. As a result of the uncertainty associated with this subjectivity, we cannot assure the precision of the amount reserved, should we experience sizeable loan or lease losses in any particular period. For example, changes in the financial condition of individual borrowers, economic conditions, or the condition of various markets in which collateral may be sold could require us to significantly decrease or increase the level of the ALLL. Such an adjustment could materially affect net income as a result of the change in provision for credit losses. For example, a change in the estimate resulting in a 5% to 10% difference in the allowance would have resulted in an additional provision for credit losses of $3.5 million to $7.0 million as of December 31, 2010. During 2010, we experienced increases in delinquencies and net charge-offs in commercial real estate loans due to the weakness in the commercial real estate market. The ALLL considered these market conditions in deriving the estimated ALLL; however, given the continued economic difficulties, the ultimate amount of loss could vary from that estimate. See Note 6 to the Consolidated Financial Statements included in this Annual Report for additional discussion of the Company's loan portfolio.

Goodwill and Intangible Assets. The purchase method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets acquired and liabilities assumed. The excess of the purchase price of an acquired business over the fair value of the identifiable assets and liabilities represents goodwill. Goodwill totaled $110.5 million at December 31, 2010.

Goodwill and other indefinite lived intangible assets are not amortized on a recurring basis, but rather are subject to periodic impairment testing. The impairment test for goodwill requires the Company to compare the fair value of business reporting units to their carrying value including assigned goodwill on an annual basis. In addition, goodwill is tested more frequently if changes in circumstances or the occurrence of events indicate impairment potentially exists.

The goodwill impairment analysis estimates the fair value of equity using discounted cash flow analyses which require assumptions, as well as guideline company and guideline transaction information, where available. The inputs and assumptions specific to each reporting unit are incorporated in the valuations including projections of future cash flows, discount rates, the fair value of tangible and intangible assets and liabilities, and applicable valuation multiples based on the guideline information. We assess the reasonableness of the estimated fair value of the reporting units by giving consideration to our market capitalization over a reasonable period of time. Based on our latest annual impairment analysis of goodwill, we believe that the fair value for all reporting units is substantially in excess of the respective reporting unit's carrying value.

During 2009, overall economic conditions and increased competition significantly impacted the financial results of the insurance brokerage business. As a result, the Company conducted an impairment evaluation of the goodwill specifically related to the insurance brokerage business, which indicated a decline in value, causing the Company to record an impairment charge of $1.0 million. The Company performs an annual impairment test as of year end.

Other intangible assets subject to amortization are evaluated for impairment in accordance with authoritative guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine to 13 years for customer relationships and two to four years for other intangibles. At December 31, 2010 the fair value of other intangible assets exceeded the carrying amount and no impairment was recorded.

Income Taxes. We are subject to the income tax laws of the various jurisdictions where we conduct business and estimate income tax expense based on amounts expected to be owed to these various tax jurisdictions. The estimated income tax expense/(benefit) is reported in the Consolidated Statements of Operations. The evaluation pertaining to the tax expense and related tax asset and liability balances involves a high degree of judgment and subjectivity around the ultimate measurement and resolution of these matters.

Accrued taxes represent the net estimated amount due to or to be received from tax jurisdictions either currently or in the future and are reported in other assets on the Consolidated Statements of Financial Position. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintain tax accruals consistent with our evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by the tax authorities and newly enacted statutory, judicial and regulatory guidance that could impact the relative merits of tax positions. These changes, when they occur, impact accrued taxes and can materially affect our operating results. We regularly evaluate our uncertain tax positions and estimate the appropriate level of reserves related to each of these positions.

As of December 31, 2010, the Company's net deferred tax assets were $31.9 million. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We currently maintain a valuation allowance for certain state net operating losses, charitable contribution carryovers and other-than-temporary impairments that management believes it is more likely than not that such deferred tax assets will not be realized. We expect to realize our remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our remaining federal or remaining state deferred tax assets as of December 31, 2010. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary. For additional information, refer to Note 14 "Income Taxes," to the Consolidated Financial Statements.

Postretirement Benefits. Several variables affect the annual cost for our defined benefit retirement programs. The main variables are: (1) size and characteristics of the employee population, (2) discount rate, (3) expected long-term rate of return on plan assets, (4) recognition of actual asset returns, and (5) other actuarial assumptions. Below is a brief description of these variables and the effect they have on our pension costs.

Size and Characteristics of the Employee Population

Pension cost is directly related to the number of employees covered by the plans, and other factors including salary, age, years of employment, and benefit terms. Effective June 30, 2008, plan participants ceased to accrue additional benefits under the existing pension benefit formula and their accrued benefits were frozen.

Discount Rate

The discount rate is used to determine the present value of future benefit obligations. The discount rate for each plan is determined by matching the expected cash flows of each plan to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date, December 31, 2010. The discount rate for each plan is reset annually or upon occurrence of a triggering event on the measurement date to reflect current market conditions.

If we were to assume a 0.25% increase/decrease in the discount rate for all retirement and other postretirement plans, and keep all other assumptions constant, the benefit cost would decrease/increase by approximately $0.2 million.

Expected Long-term Rate of Return on Plan Assets

Based on historical experience, market projections, and the target asset allocation set forth in the investment policy for the retirement plans, the pre-tax expected rate of return on plan assets was 8.0% for both 2010 and 2009. This expected rate of return is dependent upon the asset allocation decisions made with respect to plan assets.

Annual differences, if any, between expected and actual returns are included in the unrecognized net actuarial gain or loss amount. We generally amortize any unrecognized net actuarial gain or loss in excess of 10% in net periodic pension expense over the average future service of active employees, which is approximately seven years, or average future lifetime for plans with no active participants that are frozen. See Note 15, "Pension and Postretirement Benefit Plans," to the Consolidated Financial Statements for details on changes in the pension benefit obligation and the fair value of plan assets.

If we were to assume a 0.25% increase/decrease in the expected long-term rate of return for the retirement and other postretirement plans, holding all other actuarial assumptions constant, the benefit cost would decrease/increase by approximately $0.1 million.

Recognition of Actual Asset Returns

Accounting guidance allows for the use of an asset value that smoothes investment gains and losses over a period up to five years. However, we have elected to use a preferable method in determining pension cost. This method uses the actual market value of the plan assets. Therefore, we will experience more variability in the annual pension cost, as the asset values will be more volatile than companies who elected to "smooth" their investment experience.

Other Actuarial Assumptions

To estimate the projected benefit obligation, actuarial assumptions are required with respect to factors such as mortality rate, turnover rate, retirement rate and disability rate. These factors do not tend to change significantly over time, so the range of assumptions, and their impact on pension cost, is generally limited. We annually review the assumptions used based on historical and expected future experience.

In addition to our defined benefit programs we offer a defined contribution plan ("401(k) Plan") covering substantially all of our employees. During 2008, in conjunction with freezing benefit accruals under the defined benefit program, we enhanced our 401(k) Plan and combined it with a recently formed Employee Stock Ownership Plan ('ESOP") to form the Employee Savings and Stock Ownership Plan ("KSOP"). While the KSOP is one plan, the two separate components of the 401(k) Plan and ESOP remain. Under the KSOP we make basic and matching contributions as well as additional contributions for certain employees based on age and years of service. We may also make discretionary contributions. Each participant's account is credited with shares of the Company's stock or cash based on compensation earned during the year. For additional information, refer to Note 16 "Employee Savings and Stock Ownership Plan" to the Consolidated Financial Statements.

Business Strategy

Our business strategy is to continue to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

- Differentiating Beneficial Bank as an education company;
- Expanding our franchise through the opening of additional campuses in our market area and selectively pursuing acquisition opportunities;
- Pursuing opportunities to grow in the small business market;
- Continuing to use consistent, disciplined underwriting practices to maintain the quality of our loan portfolio;
- Growing non-interest income by expanding the products and services we offer our customers, including the expansion of our insurance and investment services as well as growing and acquiring fee-based businesses; and
- Actively managing non-interest expense to strategically reduce costs and improve our operating efficiency

Differentiating Beneficial as an education company

We are committed to educating our customers and providing them with the tools necessary to make wise financial decisions. We want to re-engineer the customer experience to educate at every touch point. We want to ensure the customer walks away knowing more financially than they did prior to our interaction. We build conversations and financial plans around customers' needs, life stages and priorities. During 2010, we opened two new campuses in Cherry Hill, New Jersey that exemplified our commitment to education by providing free financial workshops, a learning library, knowledge bar and a little learner's center.

Expanding our franchise through the opening of additional branch offices and by selectively pursuing acquisition opportunities

We regularly evaluate our network of banking offices to optimize the penetration of our market area in the most efficient way. We will occasionally open or consolidate banking offices. As discussed above, we opened two new campuses in Cherry Hill, New Jersey in 2010.

We are also enhancing our internet banking platform and began offering Finance Works in 2010. We recently completed our mobile banking product offering which will roll out in the first half of 2011.

We believe that changes in the regulatory environment as well as continued economic challenges for the banking industry will create acquisition opportunities for Beneficial. The Company is well positioned to execute on our growth strategies and pursue selective acquisition opportunities due to our strong capital position.

Pursuing opportunities to grow in the small business market

We have a diversified loan portfolio which includes small business commercial real estate and small business commercial business loans. At December 31, 2010, we had $156.0 million small business loans representing 5.58% of total loans. Small business loans provide diversification to our loan portfolio and, because these loans are based upon rate indices that are higher than those used for one-to-four family loans, they improve the interest sensitivity of our assets. In 2010, we re-structured our lending teams and created a dedicated team of small business lenders who work with our branches and are focused solely on small business lending. We intend to expand this team and grow our small business loan portfolio in future years.

Continuing to use consistent, disciplined underwriting practices to maintain the quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. We continued to strengthen our credit monitoring efforts in 2010 by expanding our loan review department to maintain quality in our portfolio. We have sought to grow and diversify our loan portfolio within our local market area while closely monitoring any nonperforming assets. We consistently apply underwriting standards that we believe are prudent and disciplined and we diligently monitor collection efforts. We maintain our philosophy of managing large loan exposures through our consistent, disciplined approach to lending, and our proactive approach to managing existing credits. During 2010, the Company saw considerable deterioration in the value of collateral securing a number of large collateral dependent loans. Additionally, the Company saw a pronounced slowdown in the commercial real estate market, limiting traditional refinance and repayment sources. As a result, the Company charged-off the collateral deficiency on all criticized loans during the year. We continue to add resources to our credit and risk management functions and are focused on improving the credit quality of our loan portfolio.

Growing non-interest income by expanding the products and services we offer our customers, including the expansion of our insurance and investment services as well as growing and acquiring fee-based businesses

We are seeking to expand the non-traditional financial products that we offer to serve the insurance and investment needs of our customers. In 2005, Beneficial Insurance Services, LLC, a wholly owned subsidiary of the Bank, acquired the assets of Philadelphia-based Paul Hertel & Co., Inc., an insurance brokerage firm that provides property, casualty, life, health and benefits insurance services to individuals and business customers. Additionally, on October 5, 2007, Beneficial Insurance Services, LLC acquired the business of CLA, a full-service property and casualty and professional liability insurance brokerage company headquartered in Newtown Square, Pennsylvania. We intend to continue to seek opportunities to expand the products and services we make available to our customers.

Actively managing non-interest expense to strategically reduce costs and improve our operating efficiency

We are seeking to reduce non-interest expense by implementing a cost control program that includes assessing the cost structure throughout the organization and identifying long term saving opportunities. We are targeting reductions in all discretionary expense areas and striving to improve our operating efficiency.

Balance Sheet Analysis

Securities. At December 31, 2010, our investment securities portfolio excluding Federal Home Loan Bank ("FHLB") stock was $1.6 billion, or 33.1% of total assets. At December 31, 2010, 50.8% of the investment portfolio was invested in United States government sponsored enterprise ("GSE") note securities issued by the FHLB, Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Federal National Mortgage Association ("Fannie Mae"). At December 31, 2010, 34.5% of the investment portfolio was invested in mortgage-backed securities issued by the Freddie Mac and Fannie Mae and the Government National Mortgage Association ("GNMA"); including collateralized mortgage obligations ("CMO") securities issued by Freddie Mac, Fannie Mae, and GNMA. Private issuer CMOs totaled $56.5 million, or 3.5% of the Bank's securities portfolio at December 31, 2010. At December 31, 2010, 0.9% of the investment portfolio was invested in pooled trust preferred securities. The remainder was invested primarily in municipal bonds, equity securities, mutual funds and money market funds. During 2010, the Company invested excess cash primarily into GSE and agency step-up notes. These investments have scheduled interest rate increases throughout the life of the investment and are typically subject to a call feature. The purchase of these investments were intended to position the Company's balance sheet for rising interest rates.

The following table sets forth the cost and fair value of investment securities at December 31, 2010, 2009 and 2008.

December 31, (Dollars in thousands)	2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value	2008 Amortized Cost	2008 Fair Value
Securities available-for-sale:						
GSE and agency notes	$ 840,011	$ 827,895	$ 209,135	$ 208,334	$ 8,687	$ 8,699
Mortgage-backed securities:						
GNMA guaranteed mortgage certificates	8,776	8,989	10,214	10,394	12,796	12,505
Other mortgage-backed securities	459,139	485,457	680,018	706,245	767,978	793,281
Collateralized mortgage obligations	89,047	91,460	138,857	140,308	177,300	176,373
Total mortgage-backed securities	556,962	585,906	829,089	856,947	958,074	982,159
Municipal and other bonds						
Municipal bonds	99,069	99,132	188,980	189,957	79,542	79,976
Pooled trust preferred securities	16,989	14,522	21,379	18,797	25,113	19,328
Corporate bonds	-	-	-	-	125	125
Foreign bonds	-	-	-	-	500	501
Total municipal and other bonds	116,058	113,654	210,359	208,754	105,280	99,930
Equity securities	3,029	3,235	5,427	6,062	7,638	7,746
Money market fund	11,123	11,301	6,660	7,009	15,553	15,553
Total securities available-for-sale	1,527,183	1,541,991	1,260,670	1,287,106	1,095,232	1,114,087
Securities held-to-maturity:						
GSE and agency notes	-	-	-	-	7,500	7,547
Mortgage-backed securities:						
GNMA guaranteed mortgage certificates	639	609	685	655	728	699
Other mortgage-backed securities	30,876	32,943	45,359	47,284	67,786	69,123
Total mortgage-backed securities	31,515	33,552	46,044	47,939	68,514	69,822
Municipal bonds	54,594	54,595	1,465	1,413	-	-
Foreign bonds	500	501	500	501	-	-
Total municipal and other bonds	55,094	55,096	1,965	1,914	-	-
Total securities held-to-maturity	86,609	88,648	48,009	49,853	76,014	77,369
Total investment securities	$1,613,792	$1,630,639	$1,308,679	$1,336,959	$1,171,246	$1,191,456

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages. These securities usually pay periodic payments that are similar to coupon payments. Furthermore, the mortgage must have originated from regulated and authorized financial institutions. The contractual cash flows of investments in government sponsored enterprises' mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae. Both companies are currently under the conservatorship of the Federal Housing Finance Agency (FHFA). The cash flows related to GNMA securities are direct obligations of the U.S. Government. Mortgage-backed securities are also known as mortgage pass-throughs. CMOs are a type of mortgage-backed security that create separate pools of pass-through rates for different classes of bondholders with varying cash flow structures, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds' prospectus. At December 31, 2010, we had no investments in a single company or entity (other than United States government sponsored enterprise securities) that had an aggregate book value in excess of 10% of our equity.

At December 31, 2010 and 2009, securities totaling $791.0 million and $380.5 million were in an unrealized loss position and the unrealized losses on these securities totaled $16.1 million and $5.1 million, respectively. When evaluating for impairment, the Company's management considers the duration and extent to which fair value is less than cost, the credit worthiness and near-term prospects of the issuer, the likelihood of recovering the Company's investment, whether the Company has the intent to sell the investment or that it is more likely than not that the Company will be required to sell the investment before recovery and other available information to determine the nature of the decline in market value of the securities.

At December 31, 2010, the unrealized losses in the portfolio were mainly attributed to increases in U.S. Treasury rates experienced during the fourth quarter and were not due to the credit quality of the investments. As the Company does not intend to sell the investments, and it is not likely the Company will be required to sell the investments prior to recovery, the Company does not consider the investments to be other than temporarily impaired at December 31, 2010. During 2010, the Company recorded an impairment loss of $88 thousand related to a $300 thousand equity security that had been in an unrealized loss position for less than 12 months and for which management had deemed it unlikely that the market value would increase in the near future. During 2009, the Company deemed several common equity securities to be other than temporarily impaired which resulted in a $1.6 million impairment on these securities.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2010. Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges. Mutual funds, money market funds and equity securities are not included in the table based on lack of a maturity date. The investment portfolio consists of $1.53 billion of fixed rate securities and $80.7 million in adjustable rate securities at December 31, 2010.

	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
December 31, 2010 (Dollars in thousands)	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**	**Carrying Value**	**Weighted Average Yield**
Securities available-for-sale:										
GSE and agency notes	$ -	0.00%	$ 135,851	1.23%	$ 692,044	1.58%	$ -	0.00%	$ 827,895	1.53%
Mortgage-backed securities	5,231	4.09	1,911	4.61	70,292	5.04	508,472	4.73	585,906	4.76
Municipal and other bonds	2,093	3.88	16,579	4.27	27,265	4.04	53,195	4.29	99,132	4.21
Pooled trust preferred	-	0.00	-	0.00	-	0.00	14,522	1.16	14,522	1.16
Certificates of Deposit	313	0.87	-	0.00	-	0.00	-	0.00	313	0.87
Total available-for-sale	7,637	3.90	154,341	1.60	789,601	1.97	576,189	4.60	1,527,768	2.94%
Securities held to maturity:										
Mortgage-backed securities	-	0.00	1,948	4.28	14,406	4.30	15,161	5.75	31,515	5.00
Foreign bonds	-	0.00	500	1.76	-	0.00	-	0.00	500	1.76
Municipal bonds	52,214	1.48	1,630	2.42	625	5.17	125	6.00	54,594	1.56
Total held to maturity	52,214	1.48	4,078	3.23	15,031	4.34	15,286	5.75	86,609	2.81
Total	$ 59,851	1.79%	$ 158,419	1.64%	$ 804,632	2.02%	$ 591,475	4.63%	$ 1,614,377	2.93%

Loans. At December 31, 2010, total loans were $2.8 billion, or 56.7% of total assets, compared to $2.8 billion, or 59.7% of total assets at December 31, 2009. The commercial and residential loan portfolio experienced moderate growth during the year, which was partially offset by a decline in the consumer loan portfolio primarily in home equity and lines of credit loans. During 2010, the commercial loan portfolio, primarily commercial real estate loans, experienced high charge-off levels as a result of deterioration in the value of collateral securing a number of large collateral dependent real estate loans. Some economic measures are showing signs of improvement, however we believe the recovery for commercial real estate in our market area will take some time causing continued downward pressure on property valuations. The Company is charging-off the collateral deficiency on all of its classified collateral dependent loans once they are 90 days delinquent across all loan portfolios given our outlook for commercial real estate in our market area.

The following table shows the loan portfolio at the dates indicated:

December 31, (Dollars in thousands)	2010 Amount	2010 Percent	2009 Amount	2009 Percent	2008 Amount	2008 Percent	2007 Amount	2007 Percent	2006 Amount	2006 Percent
Commercial Loans:										
Commercial real estate	$ 600,734	21.5%	$ 599,849	21.5%	$ 543,647	22.4%	$ 516,361	24.3%	$ 407,452	24.1%
Commercial business loans	441,881	15.8	438,778	15.7	319,593	13.2	135,880	6.4	98,070	5.8
Commercial construction	268,314	9.6	264,734	9.5	241,527	10.0	175,008	8.3	-	0.0
Total commercial loans	1,310,929	46.9	1,303,361	46.7	1,104,767	45.6	827,249	39.0	505,522	29.9
Residential Loans:										
Residential real estate	687,565	24.6	647,687	23.3	507,901	20.9	479,505	22.6	278,763	16.5
Residential construction	11,157	0.4	11,938	0.4	6,055	0.2	1,959	0.1	9,967	0.6
Total real estate loans	698,722	25.0	659,625	23.7	513,956	21.1	481,464	22.7	288,730	17.1
Consumer Loans:										
Home equity & lines of credit	288,875	10.3	314,467	11.3	363,592	15.0	392,188	18.5	386,414	22.9
Personal	94,036	3.4	112,142	4.0	133,258	5.5	149,596	7.0	169,871	10.0
Education	249,696	8.9	257,021	9.2	163,882	6.8	90,399	4.3	85,698	5.1
Automobile	154,144	5.5	143,503	5.1	145,127	6.0	180,026	8.5	252,590	15.0
Total consumer loans	786,751	28.1	827,133	29.6	805,859	33.3	812,209	38.3	894,573	53.0
Total loans	2,796,402	100.0%	2,790,119	100.0%	2,424,582	100.0%	2,120,922	100.0%	1,688,825	100.0%
Allowance for losses	(45,366)		(45,855)		(36,905)		(23,341)		(17,368)	
Loans, net	$2,751,036		$2,744,264		$2,387,677		$2,097,581		$1,671,457	

Loan Maturity

The following tables set forth certain information at December 31, 2010 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude applicable loans in process and include net deferred loan costs. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

December 31, 2010 (Dollars in thousands)	Commercial Real Estate	Commercial Business	Commercial Construction	Residential Real Estate	Residential Construction	Home Equity & Lines of Credit	Personal	Auto	Education	Total Loans
Amounts due in:										
One year or less	$ 77,201	$ 81,319	$212,119	$2,414	$10,846	$ 57,746	$ 3,224	$ 9,468	$ 56	$ 454,393
More than 1-5 years	66,240	93,848	30,473	11,848	311	49,417	9,347	103,693	1,025	366,202
More than 5-10 years	34,635	46,646	21,724	92,811	-	82,154	34,714	40,952	23,920	377,556
More than 10 years	422,658	220,068	3,998	580,492	-	99,558	46,751	31	224,695	1,598,251
Total	$600,734	$441,881	$268,314	$687,565	$11,157	$288,875	$94,036	$154,144	$249,696	$2,796,402

The following table sets forth all loans at December 31, 2010 that are due after December 31, 2011 and have either fixed interest rates or floating or adjustable interest rates:

(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial real estate	$ 63,981	$459,552	$ 523,533
Commercial business	72,729	287,833	360,562
Commercial construction	21,724	34,471	56,195
Residential real estate	620,729	64,422	685,151
Residential construction	-	311	311
Home equity and lines of credit	231,129	-	231,129
Personal	90,812	-	90,812
Automobile	144,676	-	144,676
Education	225,669	23,971	249,640
Total	$1,471,449	$870,560	$2,342,009

Loan Activity

The following table shows loans originated, purchased and sold during the periods indicated:

Year Ended December 31, (Dollars in thousands)	2010	2009	2008	2007	2006
Total loans at beginning of period	$2,790,119	$2,424,582	$2,120,922	$1,688,825	$1,733,153
Originations:					
Commercial:					
Commercial real estate	72,176	66,842	114,126	211,386	141,578
Commercial business	131,865	202,947	237,148	53,861	44,588
Commercial construction	141,644	116,391	144,312	62,161	43,668
Total commercial loans	345,685	386,180	495,586	327,408	229,834
Residential;					
Residential real estate	191,805	183,666	100,403	33,988	27,306
Residential construction	12,031	8,940	8,462	1,959	8,978
Total real estate loans	203,836	192,606	108,865	35,947	36,284
Consumer:					
Home equity and lines of credit	62,978	45,780	61,962	62,285	87,377
Automobile	76,639	71,090	53,722	52,329	92,926
Personal	43,853	52,894	86,557	24,898	37,757
Education	-	16,425	39,564	18,694	26,712
Total consumer loans	183,470	186,189	241,805	158,206	244,772
Total loans originated	732,991	764,975	846,256	521,561	510,890
Loans acquired from FMS Financial	-	-	-	443,016	-
Purchases	9,888	201,681	38,356	91	5,064
Less:					
Principal payments and repayments	720,508	560,617	580,166	529,335	551,351
Loan sales	-	37,272	-	2,941	8,592
Transfers to foreclosed real estate	16,088	3,230	786	295	339
Total loans at end of period	$2,796,402	$2,790,119	$2,424,582	$2,120,922	$1,688,825

Deposits. Our deposit base is comprised of demand deposits, money market and passbook accounts and time deposits. Deposits increased $433.1 million, or 12.3% to $3.9 billion at December 31, 2010. Increases in core deposits totaled $524.5 million and now represent 78% of our total deposit portfolio. Approximately $310.0 million of the increase in core deposits was related to municipal checking account growth with the majority of the remaining increases occurring in savings accounts. The Company has experienced significant growth in municipal checking over the past three years primarily due to the recruitment of an experienced team in our New Jersey market. Municipal checking accounts consisted of approximately 1,447 accounts with an average balance of $769 thousand and represented 27.2% of the deposit base at December 31, 2010.

The following table sets forth the deposits as a percentage of total deposits for the periods indicated:

At December 31, (Dollars in thousands)	**2010** Amount	**2010** Percent of Total Deposits	**2009** Amount	**2009** Percent of Total Deposits	**2008** Amount	**2008** Percent of Total Deposits
Non-interest bearing deposits	$ 282,050	7.2%	$ 242,412	6.9%	$ 226,382	8.3%
Interest-earning checking accounts	420,873	10.7	359,977	10.3	307,556	11.2
Municipal checking accounts	1,072,574	27.2	762,538	21.7	238,577	8.7
Money market accounts	622,050	15.8	665,757	19.0	534,012	19.5
Savings accounts	696,629	17.7	532,511	15.2	394,308	14.4
Time deposits	848,128	21.4	946,052	26.9	1,040,844	37.9
Total	$3,942,304	100.0%	$3,509,247	100.0%	$2,741,679	100.0%

The Company is required to pledge securities to secure municipal deposits. At December 31, 2010 and 2009, the Company had pledged $863.4 million and $567.7 million, respectively, of securities to secure these deposits.

The following table sets forth the time remaining until maturity for certificate of deposits of $100,000 or more at December 31, 2010. The Company had $23.2 million in brokered deposits at December 31, 2010, which are included in the table shown below:

December 31, 2010 (Dollars in thousands)	**Certificates of Deposit**
Maturity Period:	
Three months or less	$ 55,249
Over three through six months	29,569
Over six through twelve months	68,290
Over twelve months	46,153
Total	$199,261

The following table sets forth the deposit activity for the periods indicated:

Year Ended December 31, (Dollars in thousands)	**2010**	**2009**	**2008**
Beginning balance	$3,509,247	$2,741,679	$2,465,163
Increase before interest credited	398,774	719,416	216,969
Interest credited	34,283	48,152	59,547
Net increase in deposits	433,057	767,568	276,516
Ending balance	$3,942,304	$3,509,247	$2,741,679

Borrowings. We have the ability to utilize advances from the FHLB of Pittsburgh to supplement our liquidity. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. We also utilize securities sold under agreements to repurchase and overnight repurchase agreements, along with the Federal Reserve Bank's discount window and Federal Funds lines with correspondent banks to supplement our supply of investable funds and to meet deposit withdrawal requirements. To secure our borrowings, we generally pledge securities and/or loans. The types of securities pledged for borrowings include, but are not limited to, agency GSE notes and agency mortgage-backed securities. The types of loans pledged for borrowings include, but are not limited to, one-to four-family real estate mortgage loans.

The following table sets forth the outstanding borrowings and weighted averages at the dates indicated:

Year Ended December 31, (Dollars in thousands)	2010	2009	2008
Maximum amount outstanding at any month-end during period:			
Federal Home Loan Bank advances	$169,750	$174,750	$225,750
Repurchase agreements	235,000	240,145	240,273
Federal Home Loan Bank overnight borrowings	-	-	151,255
Federal Reserve Bank of Philadelphia overnight borrowings	-	94,650	96,250
Statutory trust debenture	25,317	25,299	25,282
Other	-	35,896	72,446
Average outstanding balance during period:			
Federal Home Loan Bank advances	134,628	174,599	190,684
Repurchase agreements	217,493	239,511	215,992
Federal Home Loan Bank overnight borrowings	274	-	30,746
Federal Reserve Bank of Philadelphia overnight borrowings	555	9,348	4,417
Statutory trust debenture	25,308	25,290	25,273
Other	1,276	6,249	17,987
Weighted average interest rate during period:			
Federal Home Loan Bank advances	3.81%	4.22%	4.34%
Repurchase agreements	4.36	4.38	4.38
Federal Home Loan Bank overnight borrowings	-	-	1.04
Federal Reserve Bank of Philadelphia overnight borrowings	0.75	0.5	0.50
Statutory trust debenture	2.05	2.71	5.04
Other	0.20	3.13	2.36
Balance outstanding at end of period:			
Federal Home Loan Bank advances	113,000	169,750	174,750
Repurchase agreements	135,000	235,000	240,177
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	-	96,250
Statutory trust debenture	25,317	25,299	25,282
Other	-	3,571	43,595
Weighted average interest rate at end of period:			
Federal Home Loan Bank advances	3.37%	4.13%	4.18%
Repurchase agreements	3.74	4.38	4.39
Federal Home Loan Bank overnight borrowings	-	-	-
Federal Reserve Bank of Philadelphia overnight borrowings	-	-	0.50
Statutory trust debenture	1.88	1.83	3.58
Other	-	3.97	3.57

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Financial Highlights. The Company recorded a net loss of $9.0 million for the year ended December 31, 2010 compared to net income of $17.1 million for the year ended December 31, 2009 and net income of $16.5 million for the year ended December 31, 2008. The net loss recorded for the year ended December 31, 2010 was primarily due to higher provisions for loan losses to account for declining collateral values. The provision for loan losses increased to $70.2 million for the year ended December 31, 2010 compared to $15.7 million and $18.9 million for the years ended December 31, 2009 and 2008, respectively. Net interest income increased $20.3 million to $147.6 million at December 31, 2010 compared to $127.3 million at December 31, 2009.

Summary Income Statements

The following table sets forth the income summary for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2010	2009	2008	Change 2010/2009 $	Change 2010/2009 %	Change 2009/2008 $	Change 2009/2008 %
Net interest income	$147,618	$127,342	$114,011	$20,276	15.92%	$13,331	11.69%
Provision for loan losses	70,200	15,697	18,901	54,503	347.22%	(3,204)	(16.95%)
Non-interest income	27,220	26,847	23,604	373	1.39%	3,243	13.74%
Non-interest expenses	128,390	119,866	98,303	8,524	7.11%	21,563	21.94%
Net (loss) income	(8,963)	17,089	16,546	(26,052)	(152.45)%	543	3.28%
Return on average equity	(1.39)%	2.74%	2.70%				
Return on average assets	(0.18)%	0.40%	0.44%				

Net Interest Income

Average Balance Table

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are not material. In addition, non-accrual loans are included in the average balances but are not deemed material.

Year ended December 31, (Dollars in thousands)	**2010**			**2009**			**2008**		
	Average Balance	**Interest And Dividends**	**Yield/ Cost**	**Average Balance**	**Interest And Dividends**	**Yield/ Cost**	**Average Balance**	**Interest And Dividends**	**Yield/ Cost**
Assets:									
Interest-bearing demand deposits	$ -	$ -	0.00%	$ -	$ -	0.00%	$ 2,765	$ 29	1.05%
Loans	2,794,245	146,753	5.25	2,650,116	140,183	5.29	2,239,274	132,645	5.92
Trading securities	7,804	85	1.10	139	1	0.72			
Overnight investments	172,712	437	0.25	47,734	113	0.23			
Investment securities	679,860	15,270	2.25	210,254	6,292	2.99	219,089	9,827	4.48
Mortgage-backed securities	645,830	30,047	4.65	792,130	39,644	5.00	755,659	40,693	5.39
CMOs	118,292	4,769	4.03	150,824	6,521	4.32	187,508	9,209	4.91
Other interest-earning assets	27,306	153	0.56	28,068	220	0.78	20,001	523	2.61
Total interest-earning assets	4,446,049	197,514	4.44	3,879,265	192,974	4.97	3,424,296	192,926	5.63
Non-interest-earning assets	419,041			401,583			349,990		
Total Assets	$4,865,090			$4,280,848			$3,774,286		
Liabilities and Stockholders' Equity:									
Interest-earning checking	$1,305,741	10,541	0.81	$ 840,578	9,052	1.08	$ 441,591	5,490	1.24
Money market	622,762	4,981	0.80	611,930	8,402	1.37	491,449	12,307	2.50
Savings	623,819	4,526	0.73	427,478	2,671	0.62	404,346	2,742	0.68
Time deposits	881,287	14,710	1.68	980,641	26,724	2.73	1,031,525	38,603	3.74
Total interest-bearing deposits	3,433,609	34,758	1.01	2,860,627	46,849	1.64	2,368,911	59,142	2.50
FHLB advances	134,628	5,123	3.81	174,599	7,373	4.22	190,684	8,276	4.34
Repurchase agreements	217,493	9,488	4.36	239,511	10,481	4.38	215,992	9,459	4.38
Federal reserve overnight borrowings	555	4	0.75	9,348	47	0.50	4,417	22	0.50
FHLB overnight borrowings	274	2	0.61	-	-	0.00	30,746	319	1.04
Fed funds purchased	983	2	0.25						
Statutory trust debenture	25,308	519	2.05	25,290	686	2.71	25,273	1,274	5.04
Other borrowings	293	0	0.00	6,249	196	3.14	17,987	423	2.36
	3,813,143	49,896	1.31	3,315,624	65,632	1.98	2,854,010	78,915	2.77
Non-interest-bearing deposits	268,702			239,871			301,052		
Other non-interest-bearing liabilities	136,196			101,461			5,588		
Total liabilities	4,218,041	49,896		3,656,956	65,632		3,160,650	78,915	
Total stockholders' equity	647,049			623,892			613,636		
Total liabilities and stockholders' equity	$4,865,090			$4,280,848			$3,774,286		
Net interest income		$147,618			$127,342			$114,011	
Interest rate spread			3.13%			2.99%			2.87%
Net interest margin			3.32%			3.28%			3.33%
Average interest-earning assets to average interest-bearing liabilities			116.60%			117.00%			119.98%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

(Dollars in thousands)	Year Ended 12/31/2010 Compared to Year Ended 12/31/2009 Increase (Decrease) Due to			Year Ended 12/31/2009 Compared to Year Ended 12/31/2008 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Interest-bearing deposits	$ -	$ -	$ -	$ (29)	$ -	$ (29)
Loans receivable	7,570	(1,000)	6,570	21,732	(14,194)	7,538
Trading securities	83	1	84	1	-	1
Overnight investments	316	8	324	113	-	113
Investment securities	10,548	(1,570)	8,978	(264)	(3,271)	(3,535)
Mortgage-backed securities	(6,807)	(2,790)	(9,597)	1,825	(2,874)	(1,049)
Collateralized mortgage obligations	(1,312)	(440)	(1,752)	(1,586)	(1,102)	(2,688)
Other interest-earning assets	(4)	(63)	(67)	63	(366)	(303)
Total interest-earning assets	10,394	(5,854)	4,540	21,855	(21,807)	48
Interest expense:						
Interest-earning checking accounts	3,755	(2,266)	1,489	4,297	(735)	3,562
Money market	87	(3,508)	(3,421)	1,654	(5,559)	(3,905)
Savings accounts	1,425	430	1,855	145	(216)	(71)
Time deposits	(1,658)	(10,356)	(12,014)	(1,387)	(10,492)	(11,879)
Total interest-bearing deposits	3,609	(15,700)	(12,091)	4,709	(17,002)	(12,293)
FHLB advances	(1,521)	(729)	(2,250)	(679)	(224)	(903)
Repurchase agreements	(961)	(32)	(993)	1,029	(7)	1,022
Federal Reserve overnight borrowings	(63)	20	(43)	47	-	47
FHLB overnight borrowings	2	-	2	(319)	-	(319)
Fed Funds purchased	2	-	2	-	-	-
Statutory trust debenture	-	(167)	(167)	-	(588)	(588)
Other borrowings	-	(196)	(196)	(507)	258	(249)
Total interest-bearing liabilities	1,068	(16,804)	(15,736)	4,280	(17,563)	(13,283)
Net change in net interest income	$9,326	$10,950	$20,276	$17,575	$(4,244)	$13,331

2010 vs. 2009. Net interest income increased $20.3 million or 15.9% to $147.6 million for 2010 from $127.3 million in 2009. Total interest income increased $4.5 million, or 2.4% to $197.5 million for 2010 as a result of increases in interest on loans of 4.7% to $146.8 million. The increase in income from interest and fees on loans was primarily due to an increase in the average balance of loans of 5.4% to $2.8 billion at December 31, 2010 from $2.7 billion at December 31, 2009. Total interest expense decreased $15.7 million or 24.0% to $49.9 million for 2010 due to a decrease of 63 basis points in interest paid on deposits as a result of a shift from higher interest time deposits to lower interest savings and demand deposits coupled with a decrease in the average balance and rate on borrowings. During 2010, the average balance of our time deposits decreased $99.3 million and the cost on time deposits decreased 105 basis points.

2009 vs. 2008. Net interest income increased $13.3 million or 11.7% to $127.3 million for 2009 from $114.0 million in 2008. Total interest income increased $48 thousand, or only 0.02% to $193.0 million for 2009 as a result of increases in interest and fees on loans and dividends on tax-exempt investment securities offset by a decline in interest on taxable investment securities. The increase in income from interest and fees on loans was primarily due to an increase in the average balance of loans of 18.35% to $2.7 billion. Total interest expense decreased $13.3 million or 16.83% to $65.6 million for 2009 due to a decline in interest rates. During 2009, the average balance of our time deposits decreased $50.9 million and the cost on time deposits decreased 101 basis points.

Provision for Loan Losses.

A provision for credit losses of $70.2 million was recorded for the year ended December 31, 2010 compared to $15.7 million and $18.9 million for the years ended December 31, 2009 and 2008, respectively. The increase in the provision for loan losses recorded for year ended December 31, 2010 was primarily driven by increased reserves required for commercial real estate loans given the continued deterioration in the value of collateral for these loans as the overall economic environment in the Company's market area struggles to recover. Net charge-offs during year ended December 31, 2010 were $70.7 million, compared to $6.7 million and $5.3 million during the years ended December 31, 2009 and 2008, respectively. The Company charges-off any collateral deficiency on all collateral dependent classified loans once they are 90 days delinquent. Education loans greater than 90 days delinquent continue to accrue interest as these loans are guaranteed by the government and have little risk of credit loss. The provision for loan losses was determined by management to be an amount necessary to maintain a balance of allowance for loan losses at a level that considers all known and current losses in the loan portfolio as well as potential losses due to unknown factors such as the economic environment. Changes in the provision were based on management's analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

The allowance for loan losses was $45.4 million, or 1.62% of total loans outstanding, as of December 31, 2010 compared to $45.9 million, or 1.64% of total loans outstanding, as of December 31, 2009 and $36.9 million, or 1.52% of total loans outstanding, as of December 31, 2008. An analysis of the changes in the allowance for loan losses is presented under "*Risk Management–Analysis and Determination of the Allowance for Loan Losses*" below.

Non-interest Income. For the year ended December 31, 2010, non-interest income increased $373 thousand to $27.2 million from $26.8 million. This increase was primarily the result of additional debit card fees, increases in insurance and advisory income, additional trading securities profits, an increase in the cash surrender value of life insurance and a decrease in impairment charges on securities available for sale, partially offset by a decrease in gains on sale of investment securities available for sale of $4.1 million.

Non-interest Income Summary

The following table sets forth a summary of non-interest income for the periods indicated:

				Change 2010/2009		**Change 2009/2008**	
Year Ended December 31,	**2010**	**2009**	**2008**	**$**	**%**	**$**	**%**
(Dollars in thousands)							
Insurance commission income	$ 8,658	$ 8,133	$10,090	$ 525	6.5%	($1,957)	(19.4)%
Services charges and other income	15,934	13,743	15,973	2,191	15.9	(2,230)	(14.0)
Impairment charge on securities available-for-sale	(88)	(1,587)	(3,216)	1,499	(94.5)	1,629	(50.7)
Gains on sale of investment securities available-for-sale	2,390	6,530	757 757	(4,140)	(63.4)	5,773	762.6
Trading securities profits	326	28	-	298	1,064.3	28	100.0
Total	$27,220	$26,847	$23,604	$ 373	1.4%	$3,243	13.7%

Non-interest Expenses. Non-interest expense increased $8.5 million, or 7.1%, to $128.4 million for the year ended December 31, 2010 compared to the year ended December 31, 2009. The increases were primarily due to increases in salaries and benefits from normal merit increases, as well as growth in the number of employees. The Company also had increases in expenses for internet banking, debit card rewards programs and other real estate owned. For the year ended December 31, 2010 the Company's efficiency ratio improved to 73.4% compared to 77.7% for the year ended December 31, 2009.

Non-interest Expense Summary

The following table sets forth an analysis of non-interest expense for the periods indicated:

				Change 2010/2009		Change 2009/2008	
(Dollars in thousands)	**2010**	**2009**	**2008**	**$**	**%**	**$**	**%**
Salaries and employee benefits	$ 61,048	$ 58,251	$45,395	$2,797	4.8%	$12,856	28.3%
Occupancy expense	11,815	11,992	11,693	(177)	(1.5)	299	2.6
Depreciation, amortization and maintenance	9,260	8,822	8,225	438	5.0	597	7.3
Amortization of intangibles	3,511	3,555	5,213	(44)	(1.2)	(1,658)	(31.8)
Advertising	5,898	5,889	6,300	9	0.2	(411)	(6.5)
Insurance	1,767	1,943	2,235	(176)	(9.1)	(292)	(13.1)
Professional fees	4,731	4,046	4,300	685	16.9	(254)	(5.9)
Printing and supplies	2,362	2,314	2,361	48	2.1	(47)	(2.0)
Correspondent Bank	2,819	2,952	2,780	(133)	(4.5)	172	6.2
Postage	1,329	1,241	1,142	88	7.1	99	8.7
Impairment of goodwill	-	976	-	(976)	(100.0)	976	100.0
FDIC Assessment	5,606	5,633	341	(27)	(0.5)	5,292	1,551.9
Internet Banking	1,862	1,478	520	384	26.0	958	184.2
Debit Card Rewards	969	210	-	759	361.4	210	100.0
OREO Losses & Expenses	1,008	337	200	671	199.1	137	68.5
Loan Expenses	2,727	2,573	1,117	154	6.0	1,456	130.4
Other	11,678	7,654	6,481	4,024	52.6	1,173	18.2
Total	$128,390	$119,866	$98,303	$8,524	7.1	$21,563	21.9

Income Tax Expense. The benefit for income taxes was $14.8 million for 2010, reflecting an effective rate of 62.26%, compared to a provision for income taxes of $1.5 million for 2009, reflecting an effective tax rate of 8.25%, and an income tax provision of $3.9 million for 2008, reflecting an effective tax rate of 19.0%. The change from 2009 to 2010 is primarily due to a change in pre-tax book income from a profit of $18.6 million in 2009 to a pre-tax loss of $23.8 million in 2010. The $42.4 million decrease in pre-tax earnings for the year ended December 31, 2010 was primarily due to higher provisions for loan losses. The provision for loan losses was $70.2 million in 2010 as compared to $15.7 million for the year ended December 31, 2009. State taxes decreased $2.4 million in 2010 to a benefit of $1.9 million from a provision of $0.5 million in 2009. The tax rates differ from the statutory rate of 35% principally because of tax-exempt investments, non-taxable income related to bank-owned life insurance and tax credits received on affordable housing partnerships. These tax credits relate to investments maintained by the Company as a limited partner in partnerships that sponsor affordable housing projects utilizing low-income housing credits pursuant to Section 42 of the Internal Revenue Code.

As of December 31, 2010, the Company had net deferred tax assets totaling $31.9 million. These deferred tax assets can only be realized if the Company generates taxable income in the future. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We currently maintain a valuation allowance for certain state net operating losses, charitable contribution carryovers and other-than-temporary impairments, that management believes it is more likely than not that such deferred tax assets will not be realized. We expect to realize our remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our remaining federal or remaining state deferred tax assets as of December 31, 2010. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary and it could be material to our financial statements.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. During 2009, we established a Loan Review Department that is responsible for completing a risk based review of credits prior to loan approval, managing risk rating assignments for our commercial loan portfolio, as well as monitoring and analyzing our loan portfolio on an ongoing basis. Representatives of the Loan Department report to the Board of Directors on a quarterly basis.

Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. In addition, new loan credits are reviewed on a weekly basis by an in-house Loan Committee, which is comprised of members of senior management including representatives of the the Company's Risk Management, Finance and Lending Departments. Additionally, loan review analysis of the portfolio is provided by our Loan Review Department, which provides reports associated with loan quality and risk rating recommendations to senior management and the Board of Directors at a portfolio level as well as relative to individual lender portfolios.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals beginning on the seventh day of delinquency, or when during the course of monitoring the loan, an event of default is indentified. When the borrower is in default, we continue to escalate collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is secured by the Company at foreclosure, and the Company proceeds with activities aimed to liquidate the collateral while optimizing return to the Company. Generally, collection proceedings begin as soon as a consumer loan becomes past due or when an event of default is identified. When a consumer loan becomes 45 days past due, we institute attempts to repossess any personal property that secures the loan. Management informs the Board of Directors monthly of the amount of delinquent, classified and charged-off loans. More detailed information regarding delinquencies by loan type is provided to the Board of Directors on a quarterly basis.

Analysis of Nonperforming, Classified Assets and Troubled Debt Restructured. We consider repossessed assets and loans that are 90 days or more past due, except guaranteed student loans, to be nonperforming assets. All loans are placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and any collateral deficiency is charged off. Typically, payments received on a nonaccrual loan are applied to the outstanding principal balance of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost or fair market value ("FMV") less estimated costs to sell. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The Bank considers a loan a troubled debt restructured ("TDR") when the borrower is experiencing financial difficulty and we grant a concession that we would not otherwise consider but for the borrower's financial difficulties. A TDR includes a modification of debt terms or assets received in satisfaction of the debt (includes foreclosure or deed in lieu of foreclosure) or a combination of types. The Bank evaluates selective criteria to determine if a borrower is experiencing financial difficulty including the ability of the borrower to obtain funds from sources other than the Bank at market rates. The Bank considers all TDR loans as impaired loans and they are put on non-accrual status The Bank will not consider the loan a TDR if the loan modification was a result of a customer retention program.

Once a loan has been classified as a TDR and has been put on non-accrual status, it will only be put back on accruing status when the following criteria are met; 1) the ultimate collectability of all amounts contractually due on the loan being considered for accrual status are not in doubt, and 2) there is a period of satisfactory payment performance by the borrower (either immediately before or after the restructuring) before the loan is returned to accrual status. Generally, a period of satisfactory payment performance by the borrower is at least six months for a monthly amortizing loan; but could be a longer period of time depending on the facts and circumstances, including the value of the loan collateral and consideration of guarantees. For loans in which the principal amortization schedule is extended or where interest payments are deferred and capitalized; the period of satisfactory payment performance is assessed in detail as the six month period noted above will most likely not be long enough to support placing the loan back on accruing status.

The following table sets forth information with respect to our nonperforming assets at the dates indicated. We had 24 TDR's at December 31, 2010 totaling $26.7 million, 18 at December 31, 2009 totaling $33.3 million and five at December 31, 2008 totaling $16.4 million and none for the other periods presented. All TDRs are included in non-accrual loans at December 31, 2010. Management monitors the activity and performance of non performing assets on a weekly basis.

December 31, (Dollars in thousands)	**2010**	**2009**	**2008**	**2007**	**2006**
Nonaccrual loans:					
Real estate loans:					
One-to-four family	$ 13,414	$ 1,226	$ 13	$ 23	$ -
Commercial real estate	60,288	64,317	15,394	4,939	363
Residential construction	308	-	-	-	-
Total real estate loans	74,010	65,543	15,407	4,962	363
Commercial business loans	21,634	6,356	1,175	2,500	-
Consumer loans:					
Home equity lines of credit	-	-	248	-	-
Automobile loans	70	274	224	223	171
Other consumer loans	89	134	109	-	-
Total consumer loans	159	408	581	223	171
Total nonaccrual loans	95,803	72,307	17,163	7,685	534
Accruing loans past due 90 days or more:					
Real estate loans:					
One-to-four family	44	4,405	6,192	3,700	2,425
Commercial real estate	-	5,222	4,104	1,343	2,662
Residential construction	-	-	-	-	-
Total real estate loans	44	9,627	10,296	5,043	5,087
Commercial business loans	-	1,448	2,889	64	83
Consumer loans:					
Home equity lines of credit	-	12	-	36	54
Automobile loans	-	176	114	117	130
Other consumer loans (1)	27,888	36,912	7,584	3,366	2,263
Total consumer loans	27,888	37,100	7,698	3,519	2,447
Total accruing loans past due 90 days or more	27,932	48,175	20,883	8,626	7,617
Total non-performing loans	123,735	120,482	38,046	16,311	8,151
Real estate owned	16,694	9,061	6,297	4,797	2,809
Troubled debt restructurings	-	33,337	16,442	-	-
Total nonperforming assets	$140,429	$162,880	$60,785	$21,108	$10,960
Total nonperforming loans to total loans	4.42%	4.32%	1.57%	0.77%	0.48%
Total nonperforming loans to total assets	2.51%	2.58%	0.95%	0.46%	0.35%
Total nonperforming assets to total assets	2.85%	3.49%	1.52%	0.59%	0.48%
Total real estate owned to total assets	0.34%	0.19%	0.16%	0.13%	0.12%

(1) Includes government guaranteed student loans of $27.9 million and $33.2 million at December 31, 2010 and 2009, respectively.

Non performing assets, including loans 90 days past due and still accruing, decreased to $140.4 million, or 2.85% of total assets at December 31, 2010 from $162.9 million, or 3.49% of total assets at December 31, 2009 as a result of the charge-offs recorded during the year ended December 31, 2010. Net charge-offs for the year ended December 31, 2010 were $70.7 million compared to $6.7 million during the year ended December 31, 2009. The Company charges-off the collateral deficiency on all collateral dependent classified loans once they are 90 days delinquent. Non performing assets at December 31, 2010 and 2009, included $27.9 million, or 19.9%, and $33.2 million, or 20.4%, respectively, of government guaranteed student loans where Beneficial has little risk of credit loss. The Company continues to rigorously review our loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances.

Interest income that would have been recorded for the year ended December 31, 2010, had non-accruing loans been current according to their original terms, amounted to approximately $4.0 million.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the FDIC has the authority to identify problem assets and, if appropriate, require them to be classified. The Bank's credit review process includes a risk classification of all commercial and residential loans that includes pass, special mention, substandard and doubtful. A loan is classified as pass when payments are current and it is performing under the original contractual terms and conditions. A loan is classified as special mention when the borrower exhibits potential credit weakness or a downward trend which, if not checked or corrected, will weaken the asset or inadequately protect the Bank's position. While potentially weak, the borrower is currently marginally acceptable; no loss of principal or interest is envisioned. A loan is classified as substandard when the borrower has a well defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, normal repayment from this borrower is in jeopardy, and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. A loan is classified as doubtful when a borrower has all weaknesses inherent in a loan classified as substandard with the added provision that (1) the weaknesses make collection of debt in full on the basis of currently existing facts, conditions and values highly questionable and improbable (2) serious problems exist to the point where a partial loss of principal is likely; or (3) the possibility of loss is extremely high, but because of certain important, reasonably specific pending factors which may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens and additional refinancing plans. The Company charges-off the collateral deficiency on all loans classified as substandard for loan loss related to that asset. In all cases, loans are placed on nonaccrual when 90 days past due or earlier if collection of principal or interest is considered doubtful.

The following table summarizes classified assets of all portfolio types at the dates indicated:

At December 31, (Dollars in thousands)	**2010**	**2009**	**2008**	**2007**
Special mention assets	$ 42,643	$ 40,809	$42,233	$ -
Substandard assets	81,354	65,617	41,739	9,295
Doubtful assets	29,003	51,482	13,351	370
Total classified assets	$153,000	$157,908	$97,323	$9,665

Credit Risk Management. The objective of the Company's credit risk management strategy is to quantify and manage credit risk on a segmented portfolio basis, as well as to limit the risk of loss resulting from an individual customer default. The Company's credit risk management strategy is based on three core principles: conservatism, diversification and monitoring. The Company believes that effective credit risk management begins with conservative lending practices. These practices include conservative exposure limits and conservative underwriting, documentation and collection standards. The Company's credit risk management strategy also emphasizes diversification on an industry and customer level as well as regular credit examinations and weekly management reviews of large credit exposures and credits experiencing deterioration of credit quality. The Board of Directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer's experience and tenure. Generally, all commercial loans less than $10.0 million must be approved by a Loan Committee, which is comprised of personnel from the Credit, Finance and Lending departments. Individual loans or lending relationships with aggregate exposure of more than $10.0 million must be approved by the Senior Loan Committee, which is comprised of senior Bank officers and five non-employee directors. All loans or lending relationships in excess of $20.0 million must be approved by the Senior Loan Committee of the Company's Board, as well as the Executive Committee of the Board, which includes six non-employee directors. Underwriting activities are centralized. The Credit Risk Review function, within Enterprise Risk Management, provides objective assessments of the quality of underwriting and documentation, the accuracy of risk grades and the charge-off, nonaccrual and reserve analysis process. The Company's credit review process and overall assessment of required allowances is based on quarterly assessments of the probable estimated losses inherent in the loan portfolio. The Company uses these assessments to promptly identify potential problem loans within the portfolio, maintain an adequate reserve and take any necessary charge-offs. The Company charges off the collateral deficiency on all collateral dependent loans once they become 90 days delinquent. Generally, all consumer loans are charged off once they become 90 days delinquent except for education loans as they are guaranteed by the government and there is little risk of loss. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of a risk grading system. The enhanced risk rating system is consistent with Basel II expectations and allows for precision in the analysis of commercial credit risk. Historical portfolio performance metrics, current economic conditions and delinquency monitoring are factors used to assess the credit risk in the Company's homogenous commercial, residential and consumer loan portfolio.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the adequacy of the allowances for loan losses balance on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio; and (3) an unallocated component. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

We evaluate all classified loans and establish a specific reserve if a determination is made that full collectability may not be reasonably assured. When this occurs, we consider the estimated fair value of the underlying collateral, less selling costs and other market conditions. If a shortfall exists, we establish a specific allowance amount. For commercial real estate loans that are collateral dependent, any collateral deficiency is charged-off after a loan is delinquent by 90 days.

We establish a general allowance for loans that are not evaluated separately for impairment to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The percentages may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant risk factors may include recent loss experience in particular segments of the portfolio, trends in loan volumes, levels and trends in delinquent loans, changes in existing general economic and business conditions affecting our primary lending areas, as well as other factors such as concentrations, seasoning of the loan portfolio, and bank regulatory examination results. The applied loss factors are reevaluated quarterly to ensure their relevance in the current economic environment. An unallocated component covers uncertainties that could affect our estimate of probable losses.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectability. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan as well as a shortfall in collateral value may result in a write down to management's estimate of net realizable value.

The FDIC and Pennsylvania Department of Banking, as an integral part of their examination process, periodically review our allowance for loan losses. The FDIC and Pennsylvania Department of Banking may require us to make additional provisions for loan losses based on judgments different from ours.

For the year ended December 31, 2010, a provision for loan losses of $70.2 million was recorded, and the allowance for loan losses at December 31, 2010 was $45.4 million, or 1.6% of total loans outstanding, compared to $45.9 million, or 1.6% of total loans outstanding, at December 31, 2009. This allowance represents management's estimate of the amount necessary to cover known and inherent losses in the loan portfolio.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:

(Dollars in thousands)	2010		2009		2008		2007		2006	
	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans
Commercial:										
Commercial real estate	$14,793	21.5%	$ 9,842	21.5%	$15,748	22.4%	$ 9,202	24.3%	$ 8,124	24.1%
Commercial business loans	14,407	15.8	20,515	15.7	7,185	13.2	4,837	6.4	1,955	5.8
Commercial construction	9,296	9.6	4,344	9.5	6,996	10.0	3,118	8.3	-	0.0
Total Commercial	38,496	46.9	34,701	46.7	29,929	45.6	17,157	39.0	10,079	29.9
Residential:										
Residential real estate	1,854	24.6	5,460	23.3	3,152	20.9	1,763	22.6	970	16.5
Residential construction	30	0.4	97	0.4	37	0.2	-	0.1	-	0.6
Total real estate loans	1,884	25.0	5,557	23.7	3,189	21.1	1,763	22.7	970	17.1
Consumer:										
Home equity & lines of credit	2,136	10.3	2,169	11.3	1,400	15.0	2,370	18.5	2,326	22.9
Personal	977	3.4	1,041	4.0	849	5.5	726	7.0	1,295	10.0
Education	297	8.9	903	9.2	737	6.8	95	4.3	9	5.1
Automobile	1,026	5.5	1,484	5.1	801	6.0	1,230	8.5	2,532	15.0
Total consumer	4,436	28.1	5,597	29.4	3,787	33.3	4,421	38.3	6,162	53.0
Unallocated	550		-		-		-		157	
Total allowance for loan losses	$45,366	100.0%	$45,855	100.0%	$36,905	100.0%	$23,341	100.0%	$17,368	100.0%

Commercial Portfolio. The total allowance for loan losses related to the commercial portfolio of $38.5 million at December 31, 2010 (2.9% of commercial loans) is consistent with $34.7 million at December 31, 2009 (2.7% of commercial loans). However at December 31, 2009, the commercial reserves included $15.7 million of specific reserves required for impaired loans, which totaled $29.3 million, and $19.0 million of reserves for the remaining commercial loan portfolio. During the year ended December 31, 2010, we recorded a partial charge-off for all of our classified commercial loans with a collateral deficiency which totaled $66.3 million given our outlook for commercial real estate. We also charge off any collateral deficiency for non-performing commercial loans once a loan is 90 days past due. As a result, the entire reserve balance at December 31, 2010 consists of reserves against the pass rated and special mention commercial loan portfolio. The increase in reserves from prior year-end is due to the weakening in commercial real estate previously discussed.

Residential Loans. The allowance for the residential loan estate portfolio was $1.9 million at December 31, 2010 and $5.5 million at December 31, 2009. The decrease in the allowance was due to charge-offs of only $918 thousand experienced during the year on the residential loan portfolio. Despite an increase in non-accruing residential loans, the actual charge-offs were not significant as the collateral values on these properties had remained relatively sufficient to support the loan. The Company expects that the difficult housing environment, as well as general economic conditions, will continue to impact the residential loan portfolio which may result in higher loss levels.

Consumer Loans. The allowance for the consumer loan portfolio decreased from $5.6 million at December 31, 2009 to $4.4 million at December 31, 2010. The decrease in the reserve balance is due to an increase in charge-offs experienced in the home equity loan portfolio from last year. The allowance as a percentage of consumer loans was 0.6% at December 31, 2010 and 0.7% at December 31, 2009.

Unallocated Allowance. The unallocated allowance for loan losses was $550 thousand at December 31, 2010 and $0 at December 31, 2009. Management continuously evaluates its allowance methodology however, the unallocated allowance is subject to changes each reporting period due to certain inherent but undetected losses which are probable of being realized within the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

The following table sets forth an analysis of the activity in the allowance for loan losses for the periods indicated:

Year Ended December 31, (Dollars in thousands)	2010	2009	2008	2007	2006
Allowance at beginning of period	$45,855	$36,905	$23,341	$17,368	$17,096
Provision for loan losses	70,200	15,697	18,901	2,470	1,575
Charge offs:					
Real estate loans:					
One-to-four family	918	6	35	72	44
Commercial real estate	51,841	2,851	921	477	–
Total real estate loans	52,759	2,857	956	549	44
Commercial business loans	14,505	1,870	2,753	188	12
Consumer:					
Home equity lines of credit	2,106	544	433	241	81
Automobile loans	1,090	1,340	1,282	969	1,347
Other consumer loans	1,182	1,092	539	444	813
Total consumer loans	4,378	2,976	2,254	1,654	2,241
Total charge-offs	71,642	7,703	5,963	2,391	2,297
Recoveries:					
Real estate loans:					
One-to-four family	2	4	3	1	36
Commercial real estate	162	-	-	–	–
Total real estate loans	164	4	3	1	36
Commercial business	171	212	-	-	1
Consumer:					
Home equity lines of credit	71	137	128	137	123
Automobile loans	339	355	355	504	467
Other consumer loans	208	248	140	237	367
Total consumer loans	618	740	623	878	957
Total recoveries	953	956	626	879	994
Net charge-offs	70,689	6,747	5,337	1,512	1,303
Allowance acquired from merger	-	-	-	5,015	–
Allowance at end of period	$45,366	$45,855	$36,905	$23,341	$17,368
Allowance to nonperforming loans	36.66%	38.06%	97.00%	143.10%	213.09%
Allowance to total loans	1.62%	1.64%	1.52%	1.10%	1.03%
Net charge-offs to average loans	2.53%	0.25%	0.24%	0.08%	0.07%

Interest Rate Risk Management. Interest rate risk is defined as the exposure to current and future earnings, and capital that arises from adverse movements in interest rates. Depending on a bank's asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates. For example, a bank with predominantly long-term fixed-rate loans, and short-term deposits could have an adverse earnings exposure to a rising rate environment. Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates. This is referred to as repricing or maturity mismatch risk.

Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk); from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar repricing characteristics (basis risk); and from interest rate related options embedded in the bank's assets and liabilities (option risk).

Our goal is to manage our interest rate risk by determining whether a given movement in interest rates affects our net income and the market value of our portfolio equity in a positive or negative way, and to execute strategies to maintain interest rate risk within established limits. The results at December 31, 2010 and 2009 indicate an acceptable level of risk. The 2010 and 2009 results indicate a profile which reflects interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.

Model Simulation Analysis. The Company views interest rate risk from two different perspectives. The traditional accounting perspective, which defines and measures interest rate risk as the change in net interest income and earnings caused by a change in interest rates, provides the best view of short-term interest rate risk exposure. The Company also views interest rate risk from an economic perspective, which defines and measures interest rate risk as the change in the market value of portfolio equity caused by changes in the values of assets and liabilities, which fluctuated due to changes in interest rates. The market value of portfolio equity, also referred to as the economic value of equity, is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities.

These two perspectives give rise to income simulation and economic value simulation, each of which presents a unique picture of our risk of any movement in interest rates. Income simulation identifies the timing and magnitude of changes in income resulting from changes in prevailing interest rates over a short-term time horizon (usually one year). Economic value simulation captures more information and reflects the entire asset and liability maturity spectrum. Economic value simulation reflects the interest rate sensitivity of assets and liabilities in a more comprehensive fashion, reflecting all future time periods. It can identify the quantity of interest rate risk as a function of the changes in the economic values of assets and liabilities, and the equity of the Company. Both types of simulation assist in identifying, measuring, monitoring and controlling interest rate risk and are employed by management to ensure that variations in interest rate risk exposure will be maintained within policy guidelines.

The Asset/Liability Management Committee ("ALCO") produces reports on a quarterly basis, which compare baseline (no interest rate change) current positions showing forecasted net income, the economic value of equity and the duration of individual asset and liability classes, and of equity. Duration is defined as the weighted average time to the receipt of the present value of future cash flows. These baseline forecasts are subjected to a series of interest rate changes, in order to demonstrate or model the specific impact of the interest rate scenario tested on income, equity and duration. The model, which incorporates all asset and liability rate information, simulates the effect of various interest rate movements on income and equity value. The reports identify and measure our interest rate risk exposure present in our current asset/liability structure. If the results produce quantifiable interest rate risk exposure beyond our limits, then the testing will have served as a monitoring mechanism to allow us to initiate asset/liability strategies designed to reduce and therefore control interest rate risk.

The tables below set forth an approximation of our interest rate risk exposure. The simulation uses projected repricing of assets and liabilities at December 31, 2010 and December 31, 2009. The primary interest rate exposure measurement applied to the entire balance sheet is the effect on net interest income and earnings of a gradual change in market interest rates of plus or minus 200 basis points over a one year time horizon, and the effect on economic value of equity of gradual change in market interest rates of plus or minus 200 basis points for all projected future cash flows. Various assumptions are made regarding the prepayment speed and optionality of loans, investments and deposits, which are based on analysis, market information. The assumptions regarding optionality, such as prepayments of loans and the effective maturity of non-maturity deposit products are documented periodically through evaluation under varying interest rate scenarios.

Because prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results. While we believe such assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future prepayment activity on mortgage-backed securities, collateralized mortgage obligations and loans. Further, the computation does not reflect any actions that management may undertake in response to changes in interest rates. Management periodically reviews its rate assumptions based on existing and projected economic conditions.

As of December 31, 2010 (Dollars in thousands):

Basis point change in rates	**-200**	**Base Forecast**	**+200**
Net Interest Income at Risk:			
Net Interest Income	$134,797	$155,296	$145,525
% change	(13.20)%		(6.29)%
Economic Value at Risk:			
Equity	$668,044	$686,050	$524,800
% change	(2.62)%		(23.50)%

As of December 31, 2009 (Dollars in thousands):

Basis point change in rates	**-200**	**Base Forecast**	**+200**
Net Interest Income at Risk:			
Net Interest Income	$155,463	$158,508	$155,032
% change	(1.92)%		(2.19)%
Economic Value at Risk:			
Equity	$586,859	$593,075	$470,299
% change	(1.05)%		(20.70)%

As of December 31, 2010 and 2009, based on the scenarios above, net interest income and economic value of equity would be negatively impacted by a 200 basis point increase in interest rates. The current historically low interest rate environment reduces the reliability of the measurement of a 200 basis point decline in interest rates; as such a decline would result in negative interest rates. The Company has established an interest rate floor of zero percent for purposes of measuring interest rate risk. Such a floor in our income simulation results in a reduction in our net interest margin as more of our liabilities than our assets are impacted by the zero percent floor. In addition, economic value of equity is also reduced in a declining rate environment due to the negative impact to deposit premium values.

Overall, our 2010 results indicate that we are adequately positioned with limited net interest income and economic value at risk and that all interest rate risk results continue to be within our policy guidelines.

Liquidity Risk.

Liquidity risk is the risk of being unable to meet obligations as they come due at a reasonable funding cost. We mitigate this risk by attempting to structure our balance sheet prudently and by maintaining diverse borrowing resources to fund potential cash needs. For example, we structure our balance sheet so that we fund less liquid assets, such as loans, with stable funding sources, such as retail deposits, long-term debt, wholesale deposits, and capital. We assess liquidity needs arising from asset growth, maturing obligations, and deposit withdrawals, considering operations in both the normal course of business and times of unusual events. In addition, we consider our off-balance sheet arrangements and commitments that may impact liquidity in certain business environments.

Our ALCO measures liquidity risks, sets policies to manage these risks, and reviews adherence to those policies at its monthly meetings. For example, we manage the use of short-term unsecured borrowings as well as total wholesale funding through policies established and reviewed by ALCO. In addition, the Executive Committee of our Board sets liquidity limits and reviews current and forecasted liquidity positions at each of its regularly scheduled meetings.

We have contingency funding plans that assess liquidity needs that may arise from certain stress events such as rapid asset growth and financial market disruptions. Our contingency plans also provide for continuous monitoring of net borrowed funds dependence and available sources of contingent liquidity. These sources of contingent liquidity include capacity to borrow at the Federal Reserve discount window and from the FHLB system and the ability to sell, pledge or borrow against unencumbered securities in the Company's investment portfolio. As of December 31, 2010, the potential liquidity from these three sources totaled $1.7 billion, which is an amount we believe currently exceeds any contingent liquidity needs.

Uses of Funds. Our primary uses of funds include the extension of loans and credit, the purchase of investment securities, working capital, and debt and capital service. In addition, contingent uses of funds may arise from events such as financial market disruptions.

Sources of Funds. Our primary sources of funds include a large, stable deposit base. Core deposits, primarily gathered from our retail branch network, are our largest and most cost-effective source of funding. During 2010 and 2009, the Company experienced strong core deposit growth. Core deposits totaled $3.1 billion as of December 31, 2010, up from $2.6 billion as of December 31, 2009. The Company used core deposit growth to replace borrowings, contributing to the Company's strong liquidity position. We also maintain access to a diversified base of wholesale funding sources. These uncommitted sources include Fed funds purchased from other banks, securities sold under agreements to repurchase, brokered certificates of deposit, and FHLB advances. Aggregate wholesale funding totaled $273 million as of December 31, 2010 reduced from $433 million as of December 31, 2009. In addition, at December 31, 2010, we had arrangements to borrow up to $1.3 billion from the Federal Home Loan Bank of Pittsburgh and the Federal Reserve Bank of Philadelphia. On December 31, 2010, we had $113.0 million of Federal Home Loan Bank advances outstanding and $178.9 million of Federal Home Loan Bank Letters of Credit outstanding.

A significant use of our liquidity is the funding of loan originations. At December 31, 2010, we had $311.9 million in loan commitments outstanding, which consisted of $73.1 million and $34.1 million in commercial and consumer commitments to fund loans, respectively, $112.0 million and $64.8 million in commercial and consumer unused lines of credit, respectively, and $27.8 million in standby letters of credit. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of December 31, 2010 totaled $622.8 million, or 73.4% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2011. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations at December 31, 2010:

		Payments due by period			
(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Commitments to fund loans	$107,217	$107,217	$ -	$ -	$ -
Unused lines of credit	176,848	111,980	-	-	64,868
Standby letters of credit	27,849	27,849	-	-	-
Operating lease obligations	36,877	5,290	10,083	5,485	16,019
Total	$348,791	$252,336	$10,083	$5,485	$80,887

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and borrowings. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

In the third quarter of 2009, the FDIC, in response to the need to replenish DIF balances that declined as a result of recent bank failures, announced details of a plan to restore DIF balances. The restoration plan, as subsequently approved, required all FDIC insured banks to prepay their risk-based assessments for the years 2010, 2011, and 2012. The assessments, usually due quarterly, were instead required to be estimated for the three future years and paid prior to December 31, 2009. In conjunction with the adoption of this rule, the FDIC also approved a three-basis point increase in assessment rates effective on January 1, 2011. Our estimate of three future years of assessments under this restoration plan was $18.8 million with the estimated assessment for 2010 calculated at current rates. We paid that assessment to the FDIC on December 29, 2009 and concurrently recorded a prepaid asset in that amount within other assets in the Consolidated Balance Sheets. We anticipate funding any differences between our prepayment and actual amounts due each quarter using our existing available liquidity.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its shareholders. The Company's primary source of income is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company is generally restricted under Pennsylvania law to the retained earnings of the Bank. At December 31, 2010, the Company had liquid assets of $90.3 million.

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2010, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulatory Capital Compliance*" at Note 13 to the consolidated financial statements.

At December 31, 2010, the Bank's ratio of Tier 1 Capital to risk-weighted assets equaled 8.89%, or $432.4 million, well above the ratio necessary to be considered well capitalized under the Federal Prompt Corrective Action Regulations. We will manage our capital for maximum stockholder benefit. While the significant increase in equity which resulted from our initial public stock offering in July 2007 adversely impacts our return on equity, our financial condition and results of operations were enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. Further, in the current economic environment, our strong capital position leaves the Company well-positioned to meet our customers' needs and to execute on our growth strategies. We may use capital management tools such as cash dividends and common share repurchases. In September 2008, we announced the adoption of a stock repurchase program that enables the Company to acquire up to 1,823,584 shares, or 5.0% of the Company's outstanding common stock not held by the MHC. Such repurchases may be conducted through open market purchases or privately negotiated transactions when, at management's discretion, it is determined that market conditions and other factors warrant the repurchase of the Company's stock. Repurchased shares will be held in Treasury. At December 31, 2010, 1,549,904 shares had been repurchased under this program.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 18 to the consolidated financial statements. For the year ended December 31, 2010, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Recent Accounting Pronouncements.

See summary of significant accounting pronouncement in Note 2 of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Beneficial Mutual Bancorp, Inc. and Subsidiaries
Philadelphia, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Beneficial Mutual Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Beneficial Mutual Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 11, 2011

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands, except per share amounts)
As of December 31, 2010 and 2009

ASSETS	**2010**	**2009**
CASH AND CASH EQUIVALENTS:		
Cash and due from banks	$ 33,778	$ 39,739
Overnight Investments	56,521	139,962
Total cash and cash equivalents	90,299	179,701
Trading securities	6,316	31,825
INVESTMENT SECURITIES:		
Available-for-sale, at fair value (amortized cost of $1,527,183 and $1,260,670 at December 31, 2010 and 2009, respectively)	1,541,991	1,287,106
Held-to-maturity (estimated fair value of $88,648 and $49,853 at December 31, 2010 and 2009, respectively)	86,609	48,009
Federal Home Loan Bank stock, at cost	23,244	28,068
Total investment securities	1,651,844	1,363,183
LOANS:	2,796,402	2,790,119
Allowance for loan losses	(45,366)	(45,855)
Net loans	2,751,036	2,744,264
ACCRUED INTEREST RECEIVABLE	19,566	19,375
BANK PREMISES AND EQUIPMENT, Net	64,339	81,255
OTHER ASSETS:		
Goodwill	110,486	110,486
Bank owned life insurance	33,818	32,357
Other intangibles	16,919	20,430
Other assets	185,162	90,804
Total other assets	346,385	254,077
TOTAL ASSETS	$4,929,785	$4,673,680
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Non-interest bearing deposits	$282,050	$242,412
Interest-bearing deposits	3,660,254	3,266,835
Total deposits	3,942,304	3,509,247
Borrowed funds	273,317	433,620
Other liabilities	98,617	93,812
Total liabilities	4,314,238	4,036,679
COMMITMENTS AND CONTINGENCIES (Note 18)		
STOCKHOLDERS' EQUITY:		
Preferred Stock - $.01 par value; 100,000,000 shares authorized, None issued or outstanding as of December 31, 2010 and December 31, 2009	-	-
Common Stock - $.01 par value 300,000,000 shares authorized, 82,267,457 and 82,264,457 issued and 80,717,553 and 81,853,553 outstanding, as of December 31, 2010 and 2009, respectively.	823	823
Additional paid-in capital	348,415	345,356
Unearned common stock held by employee stock ownership plan	(22,587)	(25,489)
Retained earnings	304,232	313,195
Accumulated other comprehensive (loss) income	(1,882)	6,712
Treasury Stock at cost, 1,549,904 shares and 410,904 shares at December 31, 2010 and 2009, respectively.	(13,454)	(3,596)
Total stockholders' equity	615,547	637,001
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,929,785	$4,673,680

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
INTEREST INCOME:			
Interest and fees on loans	$146,753	$140,183	$132,645
Interest on overnight investments	437	113	523
Interest on trading securities	85	1	-
Interest and dividends on investment securities:			
Taxable	45,627	49,438	58,054
Tax-exempt	4,612	3,239	1,704
Total interest income	197,514	192,974	192,926
INTEREST EXPENSE:			
Interest on deposits:			
Interest bearing checking accounts	10,541	9,052	5,490
Money market and savings deposits	9,507	11,073	15,049
Time deposits	14,710	26,724	38,603
Total	34,758	46,849	59,142
Interest on borrowed funds	15,138	18,783	19,773
Total interest expense	49,896	65,632	78,915
Net interest income	147,618	127,342	114,011
PROVISION FOR LOAN LOSSES	70,200	15,697	18,901
Net interest income after provision for loan losses	77,418	111,645	95,110
NON-INTEREST INCOME:			
Insurance and advisory commission and fee income	8,658	8,133	10,090
Service charges and other income	15,934	13,743	15,973
Impairment charge on securities available-for-sale	(88)	(1,587)	(3,216)
Net gain on sale of investment securities available-for-sale	2,390	6,530	757
Trading securities profits	326	28	-
Total non-interest income	27,220	26,847	23,604
NON-INTEREST EXPENSE:			
Salaries and employee benefits	61,048	58,251	52,684
Pension curtailment gain	-	-	(7,289)
Occupancy expense	11,815	11,992	11,693
Depreciation, amortization and maintenance	9,260	8,822	8,225
Marketing expense	5,898	5,889	6,300
Intangible amortization expense	3,511	3,555	5,213
Impairment of goodwill	-	976	-
FDIC insurance	5,606	5,633	341
Other	31,252	24,748	21,136
Total non-interest expense	128,390	119,866	98,303
(Loss) income before income taxes	(23,752)	18,626	20,411
INCOME TAX (BENEFIT) EXPENSE	(14,789)	1,537	3,865
Net (loss) income	$ (8,963)	$ 17,089	$ 16,546
NET (LOSS) EARNINGS PER SHARE - Basic and Diluted	$(0.12)	$0.22	$0.21
Average common shares outstanding - Basic	77,593,808	77,693,082	78,702,419
Average common shares outstanding - Diluted	77,593,808	77,723,668	78,702,419

See accompanying notes to consolidated financial statements.

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share amounts)
For the Years Ended December 31, 2010, 2009 and 2008

	Number of Shares	Common Stock	Additional Paid in Capital	Common Stock held by ESOP	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BEGINNING BALACE, JANUARY 1, 2008	82,264,600	$823	$ 360,126	$(30,635)	$291,360	$ -	$(1,877)	$619,797	
Net income					16,546			16,546	16,546
ESOP shares committed to be released			236	2,125				2,361	
Stock option expense			433					433	
Restricted stock shares			683					683	
Funding of restricted stock awards			(19,074)					(19,074)	
Other	(143)		16					16	
Net unrealized gain on AFS securities arising during the year (net of deferred tax of $1,902)							3,533	3,533	3,533
Reclassification adjustment for net gains AFS securities included in net income (net of tax of $265)							(492)	(492)	(492)
Reclassification adjustment for OTTI (net of tax benefit of $1,126)							2,090	2,090	2,090
Pension and other postretirement benefit plan adjustments (net of tax of $6,087)							(11,306)	(11,306)	(11,306)
Immediate recognition of prior service cost and unrealized gain due to curtailment (Net of deferred tax of $4,175)							7,753	7,753	7,753
Comprehensive income									$18,124
Split-dollar life insurance adjustment					(11,800)			(11,800)	
BALANCE, DECEMBER 31, 2008	82,264,457	$823	$342,420	$(28,510)	$296,106	$ -	$(299)	$610,540	
Net Income					17,089			17,089	17,089
ESOP shares committed to be released			(91)	3,021				2,930	
Stock option expense			1,266					1,266	
Restricted stock shares			1,761					1,761	
Purchase of treasury stock						(3,596)		(3,596)	
Net unrealized gain on AFS securities arising during the year (net of deferred tax of $4,383)							8,141	8,141	8,141
Reclassification adjustment for net gains on AFS securities included in net income (net of tax of $2,285)							(4,245)	(4,245)	(4,245)
Reclassification adjustment for OTTI (net of tax benefit of $555)							1,032	1,032	1,032
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $1,326)							2,083	2,083	2,083
Total other comprehensive income									7,011
Comprehensive income									$ 24,100
BALANCE, DECEMBER 31, 2009	82,264,457	$823	$345,356	$(25,489)	$313,195	$(3,596)	$6,712	$637,001	
Net loss					(8,963)			(8,963)	(8,963)
ESOP shares committed to be released			(114)	2,902				2,788	
Stock option expense			1,295					1,295	
Restricted Stock Shares			1,853					1,853	
Issuance of common shares	3,000		25					25	
Purchase of treasury stock						(9,858)		(9,858)	
Net unrealized loss on AFS securities arising during the year (net of deferred tax of $3,264)							(6,062)	(6,062)	(6,062)
Reclassification adjustment for net gains on AFS securities included in net income (net of tax of $837)							(1,553)	(1,553)	(1,553)
Reclassification adjustment for OTTI (net of tax benefit of $31)							57	57	57
Pension, other post retirement and postemployment benefit plan adjustments (net of tax of $370)							(1,036)	(1,036)	(1,036)
Total other comprehensive loss									(8,594)
Comprehensive loss									$(17,557)
BALANCE, DECEMBER 31, 2010	82,267,457	$823	$348,415	$(22,587)	$304,232	$(13,454)	$(1,882)	$615,547	

See accompanying notes to Consolidated Financial Statements

BENEFICIAL MUTUTAL BANCORP, INC. AND SUBSIDIAIRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
For the Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
OPERATING ACTIVITIES:			
Net income (loss)	$ (8,963)	$ 17,089	$ 16,546
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	70,200	15,697	18,901
Depreciation and amortization	6,145	6,042	5,578
Intangible amortization	3,511	3,555	5,213
Impairment on investments	88	1,587	3,216
Impairment on other real estate owned	1,237	1,281	1,194
Impairment on goodwill	-	976	-
Pension charge	-	-	(7,289)
Net gain on sale of investments	(2,390)	(6,530)	(757)
Accretion of discount	(1,871)	(2,086)	(3,842)
Amortization of premium	626	482	326
Deferred income taxes	(6,879)	(6,275)	(4,154)
Net loss from sales of premises and equipment	679	746	27
Amortization of ESOP	2,786	2,882	2,361
Stock options and grants expense	3,173	3,027	-
Increase in stock options and grants	-	-	1,117
Increase in bank owned life insurance	(1,461)	(1,507)	(1,445)
Changes in assets and liabilities that provided (used) cash:			
Purchases of trading securities	(975,066)	(139,772)	-
Proceeds from sale of trading securities	999,790	107,947	-
Accrued interest receivable	(191)	(1,832)	546
Accrued interest payable	(1,242)	(1,223)	(399)
Income taxes payable/receivable	(15,592)	644	943
Other liabilities	(24,312)	28,316	(7,921)
Other assets	9,689	5,512	(28,611)
Net cash provided by operating activities	59,957	36,558	1,550
INVESTING ACTIVITIES:			
Loans originated or acquired	(742,879)	(966,656)	(884,612)
Principal repayment on loans	655,964	553,870	574,829
Purchases of investment securities available for sale	(1,249,970)	(653,265)	(518,492)
Purchases of investment securities held to maturity	(101,213)	(1,965)	-
Net sales (purchases) of money market fund	(4,463)	8,893	(867)
Proceeds from sales of loans	-	37,272	-
Proceeds from sales and maturities of investment securities available for sale	991,979	485,625	363,506
Proceeds from maturities, calls or repayments of investment securities HTM	62,529	29,826	35,813
Redemption (Purchase) of Federal Home Loan Bank stock	4,824	-	(9,254)
Proceeds from other real estate owned	2,787	1,052	1,644
Purchases of premises and equipment	(11,651)	(11,625)	(8,465)
Proceeds from sale of premises and equipment	863	388	35
Net (payments) proceeds from other investing activities	(1,142)	(2,199)	-
Net cash used in investing activities	(392,372)	(518,784)	(445,863)
FINANCING ACTIVITIES:			
Net (decrease) increase in borrowed funds	(156,732)	(146,434)	172,932
Net increase in checking, savings and demand accounts	507,946	862,360	277,975
Net decrease in time deposits	(98,343)	(94,792)	(1,458)
Purchase of treasury stock	(9,858)	(3,596)	-
Purchase of stock for share-based compensation plans	-	-	(19,074)
Net cash provided by financing activities	243,013	617,538	430,375
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(89,402)	135,312	(13,938)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	179,701	44,389	58,327
CASH AND CASH EQUIVALENTS, END OF YEAR	$90,299	$179,701	$44,389
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:			
Cash payments for interest	$35,982	$48,054	$99,707
Cash payments of income taxes	9,748	8,271	7,733
Transfers of loans to other real estate owned	9,944	3,230	786
Transfers of bank branches to other real estate owned	6,759	1,668	-

See accompanying notes to consolidated financial statements.

(All dollar amounts are presented in thousands, except per share data)

1. NATURE OF OPERATIONS

Beneficial Mutual Bancorp, Inc. ("the "Company") is a federally chartered stock holding company and owns 100% of the outstanding common stock of Beneficial Bank (the "Bank"), a Pennsylvania chartered stock savings bank. On July 13, 2007, the Company completed its initial minority public offering and simultaneous acquisition of FMS Financial Corporation, the parent company of Farmers & Mechanics Bank (together "FMS Financial"). Following the consummation of the merger and public offering, the Company had a total of 82,264,600 shares of common stock, par value $0.01 per share, issued and outstanding, of which 36,471,825 were held publicly and 45,792,775 were held by Beneficial Savings Bank MHC (the "MHC"), the Company's federally chartered mutual holding company.

The Bank offers a variety of consumer and commercial banking services to individuals, businesses, and nonprofit organizations through 65 offices throughout the Philadelphia and Southern New Jersey area. The Bank is supervised and regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (the "FDIC"). The Office of Thrift Supervision (the "OTS") regulates the Company and the MHC. The deposits of the Bank are insured by the Deposit Insurance Fund of the FDIC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Specifically, the financial statements include the accounts of the Bank and the Bank's wholly owned subsidiaries. The Bank's wholly owned subsidiaries are as follows: (i) Beneficial Advisors, LLC, which offers non-deposit investment products and wealth management services, (ii) Neumann Corporation, a Delaware corporation formed for the purpose of managing certain investments, (iii) Beneficial Insurance Services, LLC, which provides insurance services to individual and business customers and (iv) BSB Union Corporation, a leasing company. Additionally, the Company has subsidiaries that hold other real estate acquired in foreclosure or transferred from the commercial real estate loan portfolio. All significant intercompany accounts and transactions have been eliminated. The various services and products support each other and are interrelated. Management makes significant operating decisions based upon the analysis of the entire Company and financial performance is evaluated on a company-wide basis. Accordingly, the various financial services and products offered are aggregated into one reportable operating segment: community banking as under guidance in the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC" or "codification") Topic 720 for Segment Reporting.

Use of Estimates in the Preparation of Financial Statements – These consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The significant estimates include the allowance for loan losses, goodwill, other intangible assets and deferred income taxes. Actual results could differ from those estimates and assumptions.

FASB Accounting Standards Codification - In June 2009, the FASB confirmed that FASB ASC would become the single official source of GAAP (other than guidance issued by the Securities Exchange Commission ("SEC")), superseding all other accounting literature except that issued by the SEC. The literature is considered non-authoritative. The FASB ASC is effective for interim and annual periods ending on or after September 15, 2009. Therefore, we have revised the accounting standards referenced in the consolidated financial statements in accordance with the codification.

Trading Securities - The Company established a municipal securities program during 2009 to underwrite and trade short-term municipal notes. The fair value changes for these securities flow through the statement of income.

Investment Securities - The Company classifies and accounts for debt and equity securities as follows:

Held-to-Maturity - Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and are recorded at amortized cost. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available-for-Sale – Debt securities that will be held for indefinite periods of time, including equity securities with readily determinable fair values, that may be sold in response to changes to market interest or prepayment rates, needs for liquidity, and changes in the availability of and the yield of alternative investments, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of tax in other comprehensive income. Realized gains and losses on the sale of investment securities are recorded as of trade date and reported in the consolidated statements of income and determined using the adjusted cost of the specific security sold.

The Company determines whether any unrealized losses are temporary in accordance with guidance under FASB ASC Topic 320 for Investments – Debt and Equity Securities. The evaluation is based upon factors such as the creditworthiness of the issuers/guarantors, the underlying collateral, if applicable, and the continuing performance of the securities. Management also evaluates other facts and circumstances that may be indicative of an other-than-temporary impairment ("OTTI") condition. This includes, but is not limited to, an evaluation of the type of security, length of time and extent to which the fair value has been less than cost, and near-term prospects of the issuer.

In accordance with accounting guidance for equity securities, the Company evaluates its securities portfolio for other-than-temporary impairment throughout the year. Each investment, that has an estimated fair value less than the book value is reviewed on a quarterly basis by management. Management considers at a minimum the following factors that, both individually or in combination, could indicate that the decline is other-than-temporary: (1) the length of time and the extent to which the fair value has been less than book value, (2) the financial condition and the near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Among the other factors that are considered in determining intent and ability is a review of capital adequacy, interest rate risk profile and liquidity position of the Company. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. During 2010 and 2009, the Company recorded OTTI charges of $88 thousand and $1.6 million, respectively, as described in Note 5.

Accounting guidance for debt securities requires the Company to assess whether the loss existed by considering whether (1) the Company has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. The guidance requires the Company to bifurcate the impact on securities where impairment in value was deemed to be other than temporary between the component representing credit loss and the component representing loss related to other factors. The portion of the fair value decline attributable to credit loss must be recognized through a charge to earnings. The difference between the fair market value and the credit loss is recognized in other comprehensive income.

The Company invests in Federal Home Loan Bank of Pittsburgh and New York ("FHLB") stock as required to support borrowing activities, as detailed in Note 12. The Company reports its investment in FHLB stock at cost in the consolidated statements of financial condition. The Company reviews FHLB stock for impairment based on guidance from FASB ASC Topic 320 for Investments-Debt and Equity Securities and FASB ASC Topic 942 for Financial Services-Depository and Lending.

Loans – The Company's loan portfolio consists of commercial loans, residential loans and consumer loans. Commercial loans include commercial real estate, commercial construction and business loans. Residential loans include residential mortgage and construction loans secured primarily by first liens on one-to-four family residential properties. Consumer loans consist primarily of home equity loans and lines of credit, personal loans, automobile loans and education loans. Loan balances are stated at their principal balances, net of unamortized fees and costs.

Loan fees and certain direct loan origination costs are deferred and recognized as a yield adjustment over the life of the loans using the interest method.

Commercial and residential loans are placed on non-accrual status when the loan becomes 90 days delinquent. Consumer loans are typically charged-off when they become 90 days past due or would be placed on non-accrual status. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Education loans greater than 90 days continue to accrue interest as they are government guaranteed with little risk of credit loss.

When a loan is determined to be impaired it is placed on non-accrual status and all interest that had been accrued and not collected is reversed against interest income. Payments received on nonaccrual loans are applied to principal balances until paid in full and then to interest income. Loans are returned to accrual status when all of the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and the customer has demonstrated a payment history of at least six months.

Allowance for Loan Losses – The allowance for loan losses is determined by management based upon portfolio segment, past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. Management also considers risk characteristics by portfolio segments including, but not limited to, renewals and real estate valuations. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or estimated net realizable value. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. The allowance for loan losses is established through a provision for loan losses charged to expense which is based upon past loan and loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans.

Under the accounting guidance FASB ASC Topic 310 for Receivables, for all loan segments a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. When all or a portion of the loan is deemed uncollectible, the uncollectible portion is charged off. The measurement is based either on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. Impairment losses are included in the provision for loan losses.

Mortgage Banking Activities - The Company originates mortgage loans held for investment and for sale. At origination, mortgage loans are identified as either held for sale or held for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis.

The Company originates mortgage loans for sale to institutional investors. In accordance with FASB ASC Topic 860 for Transfers and Servicing the cost of the loan sold is allocated between the servicing rights, the retained portion of the loan and the sold portion of the loan based on the relative fair values of each. The fair value of the loan servicing rights is determined by valuation techniques. The mortgage servicing rights are reviewed for impairment on a quarterly basis.

The servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. At December 31, 2010 and 2009, mortgage servicing rights totaling $218 thousand and $296 thousand, respectively, were included in Other Assets in the consolidated statements of financial condition.

At December 31, 2010 and 2009, loans serviced for others totaled $38.2 million and $48.9 million, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded when earned and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company had fiduciary responsibility for related escrow and custodial funds aggregating approximately $742 thousand and $815 thousand at December 31, 2010 and 2009, respectively.

Bank Premises and Equipment – Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful lives of 10 to 40 years for buildings and three to 20 years for furniture, fixtures and equipment. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases or the useful lives of the respective assets, whichever is less.

Real Estate Owned – Real estate owned includes properties acquired by foreclosure or deed in-lieu of foreclosure and premises no longer used in operations. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. Losses arising from foreclosure transactions are charged against the allowance for loan losses. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense. Real estate owned is periodically evaluated for impairment and reductions in carrying value are recognized in the consolidated statements of operations.

Income Taxes - Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax liability is recognized for temporary differences that will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Goodwill and Other Intangibles - Net assets of companies acquired in purchase transactions are recorded at fair value at the date of acquisition and, as such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value. Finite lived intangibles are amortized on an accelerated or straight-line basis over the period benefited. In accordance with FASB ASC Topic 350 for Intangibles - Goodwill and Other is not amortized but is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment, at the reporting unit level. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Consistent with accounting guidance, goodwill was tested for impairment in 2010 and 2009. See note 9 on Goodwill and Other Intangibles for discussion of goodwill testing.

Other intangible assets subject to amortization are evaluated for impairment in accordance with the accounting guidance. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. At December 31, 2010 and 2009, intangible assets included customer relationships and other related intangibles that are amortized on a straight-line basis using estimated lives of nine years for customer relationships and two to four years for other intangibles.

Cash Surrender Value of Life Insurance – The Company funds the purchase of insurance policies on the lives of certain officers and employees of the Company. The Company has recognized any increase in cash surrender value of life insurance, net of insurance costs in the consolidated statements of operations.

Comprehensive Income – The Company presents as a component of comprehensive income amounts from transactions and other events currently excluded from the consolidated statements of operations and recorded directly to retained earnings.

Postretirement Benefits - The Company currently provides certain postretirement benefits to qualified retired employees. These postretirement benefits principally pertain to health insurance coverage and life insurance. The cost of such benefits is accrued during the years the employee provides service.

Employee Savings and Stock Ownership Plan ("KSOP") - The Company accounts for its KSOP based on guidance FASB ASC Topic 718 for Compensation – Stock Compensation. Shares are released to participants proportionately as the loan is repaid. If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the KSOP and not allocated to the account of a participant can be used to repay the loan. Allocation of shares to the KSOP participants is contingent upon the repayment of the loan to the Company.

Stock Based Compensation- The Company accounts for stock awards and stock options granted to employees and directors based on guidance FASB ASC Topic 718 for Compensation – Stock Compensation. The Company recognizes the related expense for the options and awards over the service period using the straight-line method.

Earnings Per share – The Company follows FASB ASC Topic 260 for Earnings Per Share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are based on the weighted average number of shares and the dilutive impact if any of stock options and restricted stock awards.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest bearing deposits and federal funds sold.

Recent Accounting Pronouncements.

In December 2010, FASB issued Accounting Standards Update (ASU) 2010-29 "Business Combinations-Disclosure of Supplementary Pro Forma Information for Business Combinations." The amendments in this update specify that if a public company presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and the amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. This amendment will be reviewed in further detail when/if the Company plans on acquiring new businesses.

In December 2010, FASB issued ASU 2010-28 "Intangibles-Goodwill and Other-When to Perform step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts." The amendments of this update affect all entities that have recognized Goodwill and have one or more reporting units whose carrying value for purposes of performing Step 1of the Goodwill impairment test is zero or negative. The amendments are effective for fiscal years, and interim periods within those beginning after December 15, 2010. Early adoption is not permitted. The Company does not anticipate this guidance to have a material effect on the financial statements.

In July 2010, the FASB issued ASU 2010-20 "Receivables" (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." As a result of this update the financial statements will provide greater transparency about the entity's allowance for credit losses and the credit quality of its financing receivables. This update affects any entity with financing receivables, excluding short term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. Traditional banking institutions, such as the Bank, that currently measure a large number of financing receivables at amortized cost will be affected to a greater extent than brokers and dealers in securities and investment companies that currently measure most financing receivables at fair value. This guidance will impact the Company's interim and annual reporting, as this amendment is effective for reporting periods ending on or after December 15, 2010 and the provision of the guidance are included in Note 6.

In April 2010, the FASB issued ASU 2010-18 "Receivables" (Topic 310): Effect of a Loan Modification When the Loan is Part of a Pool That Is Accounted for as a Single Asset." This update affects any entity that accounts for loans with similar risk characteristics as an aggregate pool and subsequently modifies one or more of these loans. This pending change addresses loans that were acquired with deteriorated credit. The amendment states that modifications of loans that are accounted for within a pool do not result in the removal of those loans from the pool. Even if the modification would otherwise cause a loan to be a trouble debt restructuring, the loans would not be removed from the pool. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This amendment will be effective for interim and annual periods ending on or after July 15, 2010. This guidance will not impact the Company's current loan portfolio but, may be applicable for future business acquisitions of the Company.

In February 2010, the FASB issued ASU 2010-09 "Subsequent Events" (Topic 855): Amendments to Certain Recognition and Disclosure Requirements." This update requires SEC filers to evaluate subsequent events through the date the financial statements are issued. These amendments remove the requirement for a SEC filer to disclose the evaluation date in both issued and revised financial statements. Revised financial statements are a result of correction of an error or a retrospective application of GAAP. Upon revising its financial statements, a filer is required to review subsequent events through the revised date. This amendment is effective for interim or annual periods ending after September 15, 2010. The Company has adopted the new guidance and will disclose any subsequent events through the financial statement issue date.

In January 2010, the FASB issued ASU 2010-06 "Fair Value Measurements and Disclosures (topic 958): Improving Disclosures about Fair Value Measurements". This amendment requires disclosures for transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amount of significant transfers in and out of Level 1 and 2 fair value measurements and describe the reasons for the transfers. Additionally, for the activity in Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuance and settlements on a gross basis rather than on a net number. The guidance clarifies existing disclosures for level of disaggregation. The guidance requires fair value measurement disclosures for each class of assets and liabilities. Additionally, the guidance requires disclosures about inputs and valuation techniques. The majority of the new requirements are effective for interim and annual reporting periods for years beginning after December 15, 2009. The disclosures regarding the roll forward of activity for Level 3 fair value measurements are effective for fiscal years beginning on or after December 15, 2010. The Company adopted the required disclosures during the quarter ended March 31, 2010. See Note 19 – Fair Value of Financial Instruments.

In August 2009, the FASB issued ASU No. 2009-05 "Fair Value Measurement and Disclosures (Topic 820) "Measuring Liabilities at Fair Value." ASU No. 2009-05 provides clarification and guidance regarding how to value a liability when a quoted price in an active market is not available for that liability. The changes as a result of this update are effective for the first reporting period (including interim periods) beginning after issuance. The Company adopted this ASU in its disclosures containing the fair value of financial liabilities. See Note 19 – Fair Value of Financial Instruments.

In June 2009, prior to codification FASB issued Statement of Financial Accounting Standards ("SFAS") No. 167; Amendments to FIN 46(R) now incorporated into FASB ASC Topic 810 for Consolidation, which addresses certain provisions regarding consolidation of variable interest entities. The changes in SFAS 167 are reflected in ASU 2009-17 "Improvements to Financial Reporting Enterprises Involved with Variable Interest Entities" which was issued in December 2009. This guidance defines the primary beneficiary of variable interest entities as meeting the following two criteria 1) the power to direct the activities of variable interest entity that most significantly impact the entity's economic performance 2) the obligation to absorb the losses or receive the benefits that could potentially be significant to the variable interest entity. This statement changes the current requirements which are based on a quantitative approach to a more qualitative approach. Additionally, the statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This statement is effective for periods beginning after November 15, 2009. As a result of these amendments in 2010 the company deconsolidated the two variable interest entities that it previously consolidated.

In May 2009 prior to codification FASB issued SFAS 165; "Subsequent Events" which is now incorporated into FASB ASC Topic 855 for Subsequent Events, which establishes general standards of accounting for disclosures of events that occur after the balance sheet date but before the date the financial statements are issued. This statement sets forth guidelines defining the period after the balance sheet date in which management should evaluate transactions for potential recognition or disclosure to the financial statements. Additionally the statement addresses circumstances which would cause an entity to recognize events or transactions occurring after the balance sheet date in its financial statements and disclosures as subsequent events. This statement does not apply to subsequent events or transactions that are within the scope of other applicable GAAP that provide different guidance on the accounting treatment for subsequent events or transactions. This statement is effective for interim or financial periods ending after June 15, 2009. The Company adopted this guidance for the quarter ended September 30, 2009 which did not have a material impact on interim consolidated financial statements.

In April 2009, prior to codification FASB issued FSP FAS 157-4 "Determining Fair Value When the Value and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly", which is now incorporated into FASB ASC Topic 820 for Fair Value Measurements and Disclosures. This guidance is for estimating fair value when the volume and level of activity for an asset or liability has significantly decreased. Under this guidance price quotes for assets and liabilities resulting from inactive markets may require adjustments. This guidance outlines possible factors to consider in determining if a market is inactive consisting of transactions that are not orderly. Additionally, valuations based on inactive transactions that are not orderly should not be given significant weighting in the valuation of assets. This guidance does not prescribe a methodology for making significant adjustments to quoted prices when estimating fair value. This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009 and shall be applied prospectively. The Company adopted this statement for the quarter ended September 30, 2009, which did not have a material impact on the Company's unaudited interim consolidated financial statements.

In April 2009, prior to codification FASB issued FSP FAS 115-2 and 124-2 "Recognition of Other-Than-Temporary Impairments", which is currently incorporated into FASB ASC Topic 320 for Investments – Debt and Equity Securities. This guidance amends the other-than-temporary impairment guidance for debt securities and makes guidance more operational and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. Prior to determining if a debt security is other than temporarily impaired management must assess whether it has the intent to sell the security or it is more likely than not that it will be required to sell the security prior to the anticipated recovery. An other-than-temporary impairment has occurred if an entity does not expect to recover the entire amortized cost basis of the security.

Additionally, this gives guidance on other-than-temporary impairment being recognized in earnings or other comprehensive income. If an entity intends to sell a security or if an entity is more likely than not will be required to sell a security, then the loss will be recognized in earnings. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes.

This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009 and shall be applied prospectively. Adoption of this guidance required additional disclosures but did not have a material impact to the interim consolidated financial statements.

In April 2009, prior to codification FASB issued FSP FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments" which is currently incorporated into FASB ASC Topic 825 for Financial Instruments and requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Adoption of this guidance required additional disclosures but did not materially impact the unaudited interim consolidated financial statements. The disclosures required by this statement are contained in Note 19 – Fair Value of Financial Instruments.

In September 2008, prior to codification, FASB issued FSP No. Emerging Issues Task Force ("EITF") 08-6 "Equity Method Investment Accounting Considerations" which is now incorporated into FASB ASC Topic 323 for Investments – Equity Method and Joint Ventures. This authoritative guidance clarifies how to account for certain transactions involving equity method investments including recording the initial cost of the investment, contingent consideration, decrease in investment value, and change in level of ownership. This authoritative guidance is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. This guidance did not have a material impact on the Company's consolidated financial statements.

3. EARNINGS PER SHARE

The following table presents a calculation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively. Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding. The difference between common shares issued and basic weighted average shares outstanding, for purposes of calculating basic earnings per share, is a result of subtracting unallocated employee stock ownership plan ("ESOP") shares and unvested restricted stock shares.

(Dollars in thousands, except share and per share amounts)	For the Year Ended December 31,		
	2010	**2009**	**2008**
Basic and diluted earnings per share:			
Net income (loss)	$(8,963)	$17,089	$16,546
Basic weighted average common shares outstanding	77,593,808	77,693,082	78,702,419
Effect of dilutive securities	-	30,586	-
Dilutive weighted average shares outstanding	77,593,808	77,723,668	78,702,419
Net earnings (loss) per share			
Basic	$(0.12)	$0.22	$0.21
Diluted	$(0.12)	$0.22	$0.21

There were 143,095 average shares outstanding for the year ended December 31, 2010, which were not included in the computation of diluted earnings per share as the result would have been anti-dilutive under the "if converted" method as the Company was in a net loss position.

For the year ended December 31, 2010, there were 2,001,050 outstanding options that were anti-dilutive and 188,500 restricted stock grants that were anti-dilutive for the earnings per share calculation. For the year ended December 31, 2009, there were 1,917,250 outstanding options that were anti-dilutive and 248,000 restricted stock grants that were anti-dilutive for the earnings per share calculation. For the year ended December 31, 2008, there were 1,697,500 outstanding options that were anti-dilutive and 761,000 restricted stock grants that were anti-dilutive for the earnings per share calculation.

4. CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances in accordance with federal requirements. Cash and due from banks in the consolidated statements of financial condition include $20.1 million and $14.6 million at December 31, 2010 and 2009, respectively, relating to this requirement.

Cash and due from banks also includes fiduciary funds of $1.1 million and $0.9 million at December 31, 2010 and 2009, respectively, relating to insurance services.

5. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	December 31, 2010 Investment Securities Available-for-Sale			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Equity securities	$ 3,029	$ 206	$ -	$ 3,235
U.S. Government Sponsored Enterprise ("GSE") and Agency Notes	840,011	428	12,544	827,895
GNMA guaranteed mortgage certificates	8,776	213	-	8,989
Collateralized mortgage obligations	89,047	2,421	8	91,460
Other mortgage-backed securities	459,139	26,318	-	485,457
Municipal bonds	99,069	1,040	977	99,132
Pooled trust preferred securities	16,989	3	2,470	14,522
Money market and mutual funds	11,123	187	9	11,301
	$ 1,527,183	$ 30,816	$ 16,008	$ 1,541,991

	December 31, 2010 Investment Securities Held-to-Maturity			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
GNMA guaranteed mortgage certificates	$ 639	$ -	$30	$ 609
Other mortgage-backed securities	30,876	2,067	-	32,943
Municipal bonds	54,594	59	58	54,595
Foreign bonds	500	1	-	501
Total	$ 86,609	$ 2,127	$88	$88,648

(Dollars in thousands)	December 31, 2009			
	Investment Securities Available-for-Sale			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity securities	$ 5,427	$ 871	$ 236	$ 6,062
U.S. Government Sponsored Enterprise ("GSE") and Agency Notes	209,135	131	932	208,334
GNMA guaranteed mortgage certificates	10,214	180	-	10,394
Collateralized mortgage obligations	138,857	1,736	285	140,308
Other mortgage-backed securities	680,018	26,857	630	706,245
Municipal bonds	188,980	1,287	310	189,957
Pooled trust preferred securities	21,379	-	2,582	18,797
Money market and mutual funds	6,660	349	-	7,009
Total	$1,260,670	$31,411	$4,975	$1,287,106

	December 31, 2009			
	Investment Securities Held-to-Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GNMA guaranteed mortgage certificates	$ 685	$ -	$30	$ 655
Other mortgage-backed securities	45,359	1,925	-	47,284
Municipal bonds	1,465	-	52	1,413
Foreign bonds	500	1	-	501
Total	$48,009	$1,926	$82	$49,853

The aggregate amount of available-for-sale securities sold totaled $656.4 million, $161.0 million and $167.4 million during the years ended December 31, 2010, 2009 and 2008, resulting in gross realized gains of $2.4 million, $6.9 million and $1.0 million and gross realized losses of ($0.0) million, ($0.4) million and ($0.2) million in 2010, 2009 and 2008, respectively. The tax provision applicable to these net realized gains amounted to $0.0 million, $2.3 million and $0.3 million, respectively. At December 31, 2010 and 2009, $863.4 million and $567.7 million, respectively, of securities were pledged to secure municipal deposits and $3.4 million and $4.6 million, respectively, of securities at fair value were pledged as collateral on secured borrowings at the Federal Reserve Bank. At December 31, 2010 and 2009, the market value of the securities held as collateral for repurchase agreements totaled $153.4 million and $275.5 million, respectively.

At December 31, 2010, the Company owned certificates of deposit in financial institutions located in Pennsylvania and New Jersey totaling $0.3 million that the Company carries at cost. The Company has the ability and intent to hold these investments and there were no indications that these investments were other than temporarily impaired at December 31, 2010.

Investments that have been in a continuous unrealized loss position for periods of less than 12 months and 12 months or longer at December 31, 2010 and 2009 are summarized in the following table:

(Dollars in thousands)	At December 31, 2010					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$692,008	$12,544	$ -	$ -	$692,008	$12,544
Mortgage-backed securities	-	-	608	30	608	30
Municipal and other bonds	82,066	946	1,119	89	83,185	1,035
Pooled trust preferred securities	-	-	14,188	2,470	14,188	2,470
Collateralized mortgage obligations	500	3	163	5	663	8
Subtotal, debt securities	774,574	13,493	16,078	2,594	790,652	16,087
Money market fund	304	9	-	-	304	9
Total temporarily impaired securities	$774,878	$13,502	$16,078	$2,594	$790,956	$16,096

(Dollars in thousands)	At December 31, 2009					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
GSE and Agency Notes	$154,110	$ 932	$ -	$ -	$154,110	$ 932
Mortgage-backed securities	82,220	630	655	30	82,875	660
Municipal and other bonds	72,166	356	494	6	72,660	362
Pooled trust preferred securities	-	-	18,797	2,582	18,797	2,582
Collateralized mortgage obligations	40,977	232	8,824	53	49,801	285
Subtotal, debt securities	349,473	2,150	28,770	2,671	378,243	4,821
Equity securities	2,264	236	-	-	2,264	236
Total temporarily impaired securities	$351,737	$2,386	$28,770	$2,671	$380,507	$5,057

When evaluating for impairment, the Company's management considers the duration and extent to which fair value is less than cost, the creditworthiness and near-term prospects of the issuer, the likelihood of recovering the Company's investment, whether the Company has the intent to sell the investment or that it is more likely than not that the Company will be required to sell the investment before recovery and other available information to determine the nature of the decline in market value of the securities.

The following summarizes, by security type, the basis for the conclusion that the applicable investments within the Company's available-for-sale and held-to-maturity portfolio were not other than temporarily impaired.

United States Government Sponsored Enterprise (GSE) and Agency Notes

The Company's investment in United States GSE and Agency Notes shown in the preceding table that were in a loss position for less than 12 months consisted of 18 GSE Step Notes with an unrealized loss of 1.8% and one U.S. Government guaranteed Housing of Urban Development bond with an unrealized loss of 0.9%. The unrealized loss is due to current interest rate levels relative to the Company's cost and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of its amortized cost, which may be at maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Mortgage-Backed Securities

The Company's investment in mortgage-backed securities shown in the preceding table that were in a loss position for greater than 12 months and had an unrealized loss of 4.7% consisted of one U.S. Government agency mortgage-backed security. The unrealized loss is due to current interest rate levels relative to the Company's cost. The cash flows of this investment are a direct obligation of the U.S. Government. Accordingly, the Company expects to recover its full payment of principal of this investment. Because the unrealized loss is due to current interest rate levels relative to the Company's cost and not credit quality, and because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell this investment before recovery of its amortized cost, which may be at maturity, the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2010.

Municipal Bonds

The Company's investment in municipal bonds shown in the preceding table that were in a loss position for less than 12 months and had an unrealized loss, on average, of 1.1% consisted of the following: (1) seven obligations with an unrealized loss, on average, of 2.8% issued by the Pennsylvania Housing Finance Agency and rated Aa2 by Moody's, (2) 12 non-rated short term municipal anticipation notes with an unrealized loss, on average, of 0.1%, (3) four non-rated private placement bonds from one local New Jersey municipality with an unrealized loss, on average, of 0.3% and (4) 23 general obligation bonds issued by Pennsylvania municipalities and/or school districts with an unrealized loss, on average, of 1.7% and rated A or better by Moody's and/or S&P. The Company's investment in the preceding table that was in a loss position for greater than 12 months consisted of one Pennsylvania general obligation bond rated Aa3 by Moody's with an unrealized loss of 7.3%. The unrealized losses are due to current interest rate levels relative to the Company's cost and not credit quality. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Pooled Trust Preferred Securities

The Company's investment in pooled trust preferred securities shown in the preceding table that were in a loss position for greater than 12 months consisted of two pooled trust preferred securities with an unrealized loss, on average, of 14.8%. The first pooled trust preferred security, Trapeza 2003-4A Class A1A, was rated Aa3 by Moody's and BB+ by Standard & Poor's, which represents a rating of below investment grade. At December 31, 2010, the book value of the security totaled $9.1 million and the fair value totaled $8.1 million, representing an unrealized loss of $1.0 million, or 11.4%. At December 31, 2010, there were a total of 34 banks currently performing of the 42 remaining banks in the security. A total of 19.8%, or $70.0 million, of the current collateral of $354.6 million has defaulted and 3.4%, or $12.0 million, of the current collateral has deferred. Utilizing a cash flow analysis model in analyzing this security, an assumption of 0% recovery of current deferrals and defaults and additional defaults of 3.60% of outstanding collateral, every three years beginning in March 2011, with a 0% recovery, was modeled and resulted in no cash flow shortfalls to our tranche. This represents the assumption of an additional 24.9% of defaults from the remaining performing collateral of $272.6 million. Excess subordination for the Trapeza 2003-4A Class A1A security represents 66.7% of the remaining performing collateral. The excess subordination of 66.7% is calculated by taking the remaining performing collateral of $272.6 million, subtracting the Class A-1 or senior tranche balance of $90.9 million and dividing this result, $181.8 million, by the remaining performing collateral. This excess subordination represents the additional collateral supporting our tranche. The remaining pooled trust preferred security, US Capital Fund III Class A-1, is rated Baa2 by Moody's and CCC- by Standard & Poor's, which represents a rating of below investment grade. At December 31, 2010, the book value of the security totaled $7.5 million and the fair value totaled $6.1 million, representing an unrealized loss of $1.4 million, or 19.0%. At December 31, 2010, there were a total of 31 banks currently performing of the 43 remaining banks in the security. A total of 15.3%, or $33.0 million, of the current collateral of $214.7 million has defaulted and 13.1%, or $28.2 million, of the current collateral has deferred. Utilizing a cash flow analysis model in analyzing this security, an assumption of 0% recovery of current deferrals and additional defaults of 3.60% of outstanding collateral, every three years beginning in February 2011, with a 0% recovery, was modeled and resulted in no cash flow shortfalls to the Company's tranche. This represents the assumption of an additional 24.3% of defaults from the remaining performing collateral of $153.5 million. Excess subordination for the US Capital Fund III A-1 security represents 42.5% of the remaining performing collateral. The excess subordination of 42.5% is calculated by taking the remaining performing collateral of $153.5 million, subtracting the Class A-1 or senior tranche balance of $88.2 million and dividing this result, $65.3 million, by the remaining performing collateral. This excess subordination represents the additional collateral supporting the Company's tranche. Based on the above analysis, the Company expects to recover its entire amortized cost basis of the securities and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Collateralized Mortgage Obligations

The Company's investment in collateral mortgage obligations ("CMOs") shown in the preceding table that were in a loss position for less than 12 months consisted of one non-agency CMO with an unrealized loss of 0.5%. The Company's investment in the preceding table that was in a loss position for greater than 12 months and had an unrealized loss, on average, of 3.5% consisted of one non-agency CMO. The decline in the market value of the whole loan CMOs is attributable to the widening of credit spreads in the whole loan CMO market. The Company performs a qualitative analysis by monitoring certain characteristics of its non-agency CMOs, such as ratings, delinquency and foreclosure percentages, historical default and loss severity ratios, credit support and coverage ratios and, based on the analysis performed at December 31, 2010, the Company expects to recover its entire amortized cost basis of the securities. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

Equity Securities/Mutual Funds

The Company's investment in mutual funds shown in the preceding table consisted of one fund in a loss position for less than 12 months at 3.0%. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment and the Company does not consider this investment to be other-than-temporarily impaired at December 31, 2010.

The following table sets forth the stated maturities of the investment securities at December 31, 2010. Mutual funds, money market funds and equity securities are not included in the table based on lack of a maturity date.

(Dollars are in thousands)	December 31, 2010		December 31, 2009	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-sale:				
Due in one year or less	$ 2,393	$ 2,406	$ 80,560	$ 80,685
Due after one year through five years	151,758	152,430	28,684	29,029
Due after five years through ten years	776,999	766,453	295,932	296,355
Due after ten years	114,279	112,033	153,175	151,326
Mortgage-backed securities	467,915	494,446	690,232	716,640
Total	$1,513,344	$1,527,768	$1,248,583	$1,274,035
Held-to-maturity:				
Due in one year or less	$52,214	$52,196	$ 135	$ 134
Due after one year through five years	2,130	2,136	960	945
Due after five years through ten years	625	636	615	591
Due after ten years	125	128	255	244
Mortgage-backed securities	31,515	33,552	46,044	47,939
Total	$86,609	$88,648	$48,009	$49,853

During 2010, the Company recorded an impairment loss of $88 thousand related to a $300 thousand equity security that had been in an unrealized loss position for less than 12 months and for which management had deemed it unlikely that the market value would increase in the near future. During 2009, the Company deemed several common equity securities to be other than temporarily impaired which resulted in a $1.6 million impairment on these securities.

6. LOANS

Major classifications of loans at December 31, 2010 and 2009 are summarized as follows:

December 31, (Dollars in thousands)	2010	2009
Commercial:		
Commercial real estate	$ 600,734	$ 599,849
Commercial business loans	441,881	438,778
Commercial construction	268,314	264,734
Total Commercial	1,310,929	1,303,361
Residential		
Residential real estate	687,565	647,687
Residential construction	11,157	11,938
Total real estate loans	698,722	659,625
Consumer loans:		
Home equity & lines of credit	288,875	314,467
Personal	94,036	112,142
Education	249,696	257,021
Automobile	154,144	143,503
Total consumer loans	786,751	827,133
Total loans	2,796,402	2,790,119
Allowance for losses	(45,366)	(45,855)
Loans, net	$2,751,036	$2,744,264

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $0.5 million, $0.3 million and $0.4 million at December 31, 2010, 2009 and 2008, respectively. The amount of repayments in respect to such loans during the years ended December 31, 2010, 2009 and 2008 totaled $6 thousand, $46 thousand and $237 thousand, respectively. There were $0.2 million, $0.0 million and $0.3 million of new related party loans granted during fiscal years 2010, 2009 and 2008, respectively.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the adequacy of the allowances for loan losses balance on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio; and (3) an unallocated component. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio. The Company charges-off the collateral deficiency on all loans at 90 days past due and as a result; no specific valuation allowance was maintained at December 31, 2010. The following table sets forth the activity in the allowance for loan losses by portfolio for the year ended December 31, 2010:

December 31, 2010 (Dollars in thousands)	COMMERCIAL			RESIDENTIAL		CONSUMER					
	Real Estate	Business	Const	Real Estate	Const	Home Equity & Lines of Credit	Personal	Education	Auto	Not Allocated	Total
Allowance for credit losses:	$ 9,842	$20,515	$4,344	$5,460	$97	$2,169	$1,041	$903	$1,484	$ -	$45,855
Beginning balance											
Charge-offs	22,210	14,505	29,631	918	-	2,106	984	198	1,090	-	71,642
Recoveries	162	171	-	2	-	71	208	-	339	-	953
Provision	26,999	8,226	34,583	(2,690)	(67)	2,002	712	(408)	293	550	70,200
Allowance ending balance	$14,793	$14,407	$9,296	$1,854	$30	$2,136	$977	$297	$1,026	$550	$45,366
Allowance ending balance											-
Individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Collectively evaluated for impairment	14,793	14,407	9,296	1,854	30	2,136	977	297	1,026	550	45,366
Total Allowance	$14,793	$14,407	$9,296	$1,854	$30	$2,136	$977	$297	$1,026	$550	$45,366
Financing receivable:											
Ending balance											
Individually evaluated for impairment	$28,769	$21,634	$31,519	$13,414	$308	$-	$89	$-	$70-	$-	$95,803
Collectively evaluated for impairment	571,965	420,247	236,795	674,151	10,849	288,875	93,947	249,696	154,074	-	2,700,599
Total Portfolio	$600,734	$441,881	$268,314	$687,565	$11,157	$288,875	$94,036	$249,696	$154,144	$-	$2,796,402

The summary activity in the allowance for loan losses for all portfolios for the years ended December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008
Balance, beginning of year	$45,855	$36,905	$23,341
Provision for loan losses	70,200	15,697	18,901
Charge-offs	(71,642)	(7,703)	(5,963)
Recoveries	953	956	626
Balance, end of year	$45,366	$45,855	$36,905

The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans under FASB ASC Topic 310 for Loans and Debt Securities. Under the accounting guidance FASB ASC Topic 310 for Receivables, for all loan segments a loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. When all or a portion of the loan is deemed uncollectible, the uncollectible portion is charged off. The measurement is based either on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral-dependent. Most of our commercial loans are collateral dependent and therefore the Company uses the value of the collateral to measure the loss. Any collateral shortfall for loans that are 90 days past due are charged-off. Impairment losses are included in the provision for loan losses. Large groups of homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. We continue to rigorously review our loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances.

Classified Loans

The Bank's credit review process includes a risk classification of all commercial and residential loans that includes pass, special mention, substandard and doubtful. The description of the risk classifications are as follows:

A loan is classified as pass when payments are current and it is performing under the original contractual terms and conditions. A loan is classified as special mention when the borrower exhibits potential credit weakness or a downward trend which, if not checked or corrected, will weaken the asset or inadequately protect the bank's position. While potentially weak, the borrower is currently marginally acceptable; no loss of principal or interest is envisioned. A loan is classified as substandard when the borrower has a well defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, normal repayment from this borrower is in jeopardy, and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. A loan is classified as doubtful when a borrower has all weaknesses inherent in one classified as substandard with the added provision that: (1) the weaknesses make collection of debt in full on the basis of currently existing facts, conditions and values highly questionable and improbable; (2) serious problems exist to the point where a partial loss of principal is likely (3) the possibility of loss is extremely high, but because of certain important, reasonably specific pending factors which may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens and additional refinancing plans. The Company charges-off the collateral deficiency on all loans classified as substandard for loan loss related to that asset. In all cases, loans are placed on nonaccrual when 90 days past due or earlier if collection of principal or interest is considered doubtful.

The following table sets forth the amounts of classified asset categories for the commercial and residential loan portfolios at December 31, 2010:

Commercial and Residential Loans
Credit Risk Internally Assigned
(Dollars in thousands)

	December 31, 2010					
	Commercial Real Estate	**Commercial Business**	**Commercial Construction**	**Residential Real Estate**	**Residential Construction**	**Total**
Grade						
Pass	$558,679	$408,148	$204,824	$674,151	$10,849	$1,856,651
Special Mention	6,375	9,557	26,711	-	-	42,643
Substandard	26,044	21,794	19,996	13,414	106	81,354
Doubtful	9,636	2,382	16,783	-	202	29,003
Total	$600,734	$441,881	$268,314	$687,565	$11,157	$2,009,651

The Bank's credit review process is based on payment history for all consumer loans. Generally, all consumer loans are charged off when they become 90 days delinquent with the exception of education loans which are guaranteed by the government. The following table sets forth the consumer loan risk profile based on payment activity:

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
(Dollars in thousands)

	Home Equity & Lines of Credit	**Personal**	**Education**	**Auto**	**Total**
Performing	$288,875	$93,947	$221,808	$154,074	$758,704
Nonperforming	-	89	27,888	70	28,047
Total	$288,875	$94,036	$249,696	$154,144	$786,751

Loan Delinquencies and Non-accrual Loans

The Company monitors the past due and non-accrual status of loans in determining the loss classification, impairment status and in determining the allowance for loan losses. Generally, all loans past due 90 days are put on non-accrual status. Education loans greater than 90 days delinquent continue to accrue interest as they are government guaranteed with little risk of credit loss.

The following tables provide information about delinquent and non-accrual loans in our portfolio at the dates indicated:

Aged Analysis of Past Due and Non-accrual Financing Receivables
As of December 31, 2010

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	>90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment >90 Days And Accruing	Non-accruing
Commercial:								
Commercial real estate	$ 2,243	$ 520	$16,158	$18,921	$ 581,813	$ 600,734	$ -	$28,769
Commercial business	4,810	246	6,712	11,768	430,113	441,881	-	21,634
Commercial construction	4,706	1,581	14,110	20,397	247,917	268,314	-	31,519
Total commercial	$11,759	$2,347	$36,980	$51,086	$1,259,843	$1,310,929	-	$81,922
Residential:								
Residential real estate	$5,619	$1,850	$8,522	$15,991	$671,574	$687,565	$44	$13,414
Residential construction	-	-	308	308	10,849	11,157	-	308
Total residential	$5,619	$1,850	$8,830	$16,299	$682,423	$698,722	$44	$13,722
Consumer:								
Home equity and lines of credit	$ 906	$ 100	$ -	$ 1,006	$287,869	$288,875	$ -	$ -
Personal	1,064	247	8	1,319	92,717	94,036	-	89
Education	16,156	11,229	27,888	55,273	194,423	249,696	27,888	-
Auto	1,537	315	-	1,852	152,292	154,144	-	70
Total consumer	$19,663	$11,891	$27,896	$59,450	$727,301	$786,751	$ -	$159
Total	$37,041	$16,088	$73,706	$126,835	$2,669,567	$2,796,402	$27,932	$95,803

Impaired Loans

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the extent of the impairment in accordance with guidance under FASB ASC Topic 310 for Receivables. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value or discounted cash flows. However, collateral value is predominantly used to assess the fair value of an impaired loan. Those impaired loans not requiring an allowance represent loans for which the fair value of the collateral or expected repayments exceed the recorded investments in such loans.

Components of Impaired Loans

Impaired Loans
For the Year Ended December 31, 2010

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Interest Income Recognized Using Cash Basis
Impaired loans with no related specific allowance recorded:						
Commercial Real Estate	$28,769	$50,044	$ -	$29,028	$6	$795
Commercial Business	21,634	32,114	-	13,870	-	71
Commercial Construction	31,519	61,150	-	33,946	-	-
Residential Real Estate	13,414	13,823	-	3,745	-	-
Residential Construction	308	722	-	302	-	-
Consumer Personal	159	159	-	339	-	-
Total Impaired Loans:	$95,803	$158,012	-	$81,230	$6	$866
Commercial	81,922	143,308	-	76,844	6	866
Residential	13,722	14,545	-	4,047	-	-
Consumer	159	159	-	339	-	-
Total	$95,803	$158,012	-	$81,230	$6	$866

The Company charged off the collateral deficiency on all loans and as a result, no specific valuation allowance was required for any loans at December 31, 2010.

Analysis of Impaired Loans

(Dollars in thousands)

	Years Ended December 31, 2010	2009
Average impaired loans	$81,230	$55,326
Interest income recognized on impaired loans	6	166
Cash basis interest income recognized on impaired loans	866	64

Nonperforming loans (which includes nonaccrual loans and loans past 90 days or more and still accruing) at December 31, 2010 and 2009 amounted to approximately $123.8 million and $120.5 million, respectively, and include $27.9 million and $33.1 million in guaranteed student loans, respectively, As of December 31, 2010, all impaired loans greater than 90 days delinquent are on a non accrual status and all payments are applied to principal.

7. ACCRUED INTEREST RECEIVABLE

The following table provides selected information on accrued interest receivable at December 31, 2010 and 2009.

(Dollars in thousands)	2010		2009	
	Amount	% of Total	Amount	% of Total
Interest-Bearing Deposits	$ 8	0.05%	$ 24	0.12%
Investment Securities	6,399	32.70%	6,144	31.71%
Loans	13,159	67.25%	13,207	68.17%
Total Accrued Interest Receivable	$19,566	100.00%	$19,375	100.00%

8. BANK PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2010 and 2009 consist of the following:

(Dollars in thousands)	2010	2009
Land	$15,023	$15,533
Bank premises	37,024	53,042
Furniture, fixtures and equipment	24,379	23,999
Leasehold improvements	9,653	9,397
Construction in progress	5,170	6,804
Total	91,249	108,775
Accumulated depreciation and amortization	(26,910)	(27,520)
Total	$64,339	$81,255

Bank premises and equipment decreased $14.1 million as a result of the deconsolidation of two variable interest entities during the year ended December 31, 2010. Depreciation and amortization expense amounted to $6.1 million, $6.0 million, and $5.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

9. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets arising from the acquisition of CLA Agency, Inc. ("CLA"), FMS Financial Corporation ("FMS"), and Paul Hertel & Company were accounted for in accordance with the accounting guidance in FASB ASC Topic 350 for Intangibles - Goodwill and Other. As required under the accounting guidance, goodwill is not amortized but rather reviewed for impairment at least annually. The other intangibles are amortizing intangibles, which primarily consist of a core deposit intangible which is amortized over an estimated useful life of ten years. As of December 31, 2010, the core deposit intangible net of accumulated amortization totaled $11.0 million. The other amortizing intangibles, which include customer lists, trademarks and agreements not to compete, vary in estimated useful lives from two to 13 years. The weighted average lives for core deposit intangibles, customer lists, trademarks and agreements not to compete are 11.0 years, 11.6 years, 2.6 years and 3.5 years, respectively

For purposes of impairment testing, the goodwill and intangibles are to be assigned to a reporting unit and segment. Overall economic conditions and a soft insurance rate environment have significantly impacted the financial results of the insurance brokerage business during 2009. As a result, during the third quarter of 2009, the Company conducted an impairment evaluation of the goodwill specifically related to the insurance brokerage business and recorded an impairment charge of $1.0 million. The Company determined the fair value of the insurance brokerage business based upon a combination of a guideline public company technique, a precedent transaction technique and a discounted cash flow technique. The Company did not have any prior accumulated goodwill impairment charges and there were no other impairment charges during the fourth quarter of 2009.

Goodwill and other intangibles at December 31, 2010 and December 31, 2009 are summarized as follows:

(Dollars in thousands)	Goodwill	Core Deposit Intangible	Customer Relationships and other
Balance at December 31, 2009	$110,486	$13,577	$6,853
Adjustments:			
Impairment	-	-	-
Amortization	-	(2,609)	(902)
Balance at December 31, 2010	$110,486	$10,968	$5,951

The following table summarizes amortizing intangible assets at December 31, 2010 and 2009:

(Dollars in thousands)	2010			2009		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Amortizing Intangibles:						
Core Deposits	$23,215	$(12,247)	$10,968	$23,215	$(9,638)	$13,577
Customer Relationships and Other	10,251	(4,300)	5,951	10,251	(3,398)	6,853
Total Amortizing Intangibles	$33,466	$(16,547)	$16,919	$33,466	$(13,036)	$20,430

Aggregate amortization expense was $3.5 million, $3.6 million and $5.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense for the next five years is expected to be as follows:

(Dollars in thousands)

Year	Expense
2011	$3,449
2012	2,830
2013	2,198
2014	1,966
2015	1,966
2016 and thereafter	4,510

10. OTHER ASSETS

The following table provides selected information on other assets at December 31, 2010 and 2009:

(Dollars in thousands)	2010	2009
Unconsolidated investments in affordable housing and other partnerships	$ 20,378	$ 5,659
Cash surrender value of life insurance	18,629	17,107
Prepaid assets	15,873	20,698
Net deferred tax asset	31,928	20,609
Other real estate	16,694	9,061
Accounts receivable - ACH	22,901	-
Accounts receivable - trading securities	31,127	-
Fixed assets held for sale	3,074	-
All other assets	24,558	17,670
Total other assets	$185,162	$90,804

During 2010, the Company determined that two properties located in Burlington, New Jersey would be vacated and sold. These properties were recorded at their fair market value, less costs to sell, which totaled $3.1 million and a $1.6 million loss was recorded in other non-interest expense on the Statement of Operations for the year ended December 31, 2010.

11. DEPOSITS

Deposits consisted of the following major classifications at December 31, 2010 and 2009:

(Dollars in thousands)

	2010	% of Total Deposits	2009	% of Total Deposits
Non-interest bearing deposits	$ 282,050	7.2%	$ 242,412	6.9%
Interest-earning checking accounts	420,873	10.7%	359,977	10.3%
Municipal checking accounts	1,072,574	27.2%	762,538	21.7%
Money market accounts	622,050	15.8%	665,757	19.0%
Savings accounts	696,629	17.7%	532,511	15.2%
Time deposits	848,128	21.4%	946,052	26.9%
Total deposits	$3,942,304	100.0%	$3,509,247	100.0%

The decrease in the average cost was primarily the result of the shift from higher cost time deposits to lower cost checking and savings products during the year.

Time deposit accounts outstanding at December 31, 2010 and 2009, mature as follows:

(Dollars in thousands)

	2010	2009
0 to 6 months	$328,805	$545,261
7 to 12 months	294,011	244,367
13 to 24 months	139,194	97,585
Over 25 months	86,118	58,839
	$848,128	$946,052

The aggregate amount of certificate accounts in denominations of $100 thousand dollars or more totaled $199.3 million and $255.3 million at December 31, 2010 and 2009, respectively. Due to recent economic conditions, the FDIC has permanently raised deposit insurance per account owner to $250 thousand for all types of accounts. The FDIC is also providing unlimited deposit insurance for "non-interest bearing transaction accounts" until December 31, 2012.

12. BORROWED FUNDS

A summary of borrowings is as follows:

(Dollars in thousands)

	December 31, 2010	December 31, 2009
FHLB advances	$113,000	$169,750
Repurchase agreements	135,000	235,000
Statutory trust debenture	25,317	25,299
Other	-	3,571
Total borrowings	$273,317	$433,620

Advances from the FHLB that bear fixed interest rates with remaining periods until maturity are summarized as follows:

(Dollars in thousands)	December 31,	
	2010	2009
Due in one year or less	$ 13,000	$ 56,750
Due after one year through five years	80,000	93,000
Due after five years through ten years	20,000	20,000
Total FHLB advances	$113,000	$169,750

Repurchase agreements that bear fixed interest rates with remaining periods until maturity are summarized as follows:

(Dollars in thousands)	December 31,	
	2010	2009
Due in one year or less	$ 10,000	$100,000
Due after one year through five years	125,000	135,000
Total	$135,000	$235,000

Included as "FHLB advances" at December 31, 2010 and 2009 in the above table are FHLB borrowings whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to the London Interbank Offered Rate ("LIBOR"). If the FHLB converts the interest rate, the Company would have the option to prepay these advances without penalty. These advances are included in the periods in which they mature. At December 31, 2010, $113.0 million, or 100.0% of the FHLB advances, are convertible at the option of the FHLB.

FHLB advances are collateralized under a blanket collateral lien agreement. The Company is required to report certain quarterly financial data to maintain current and future borrowings from the FHLB.

The weighted average interest rates of the borrowings during the year ended December 31, 2010 and December 2009 were as follows:

	2010	2009
Weighted average interest rate during period:		
Federal Home Loan Bank advances	3.81%	4.13%
Repurchase agreements	4.36	4.38
Federal Reserve Bank of Philadelphia overnight borrowings	0.75	0.50
Statutory Trust Debenture	2.05	2.71
Other	0.20	3.13

The Company pledges securities and loans to secure its borrowing capacity at the Federal Reserve Bank of Philadelphia. At December 31, 2010, securities with an amortized cost of $3.2 million and an estimated fair value of $3.4 million were pledged. At December 31, 2009, securities with an amortized cost of $4.3 million and an estimated fair value of $4.6 million were pledged. Loans totaling $619.1 million and $682.5 million were pledged to secure borrowings at December 31, 2010 and 2009, respectively.

The Company enters into sales of securities under agreements to repurchase. These agreements are recorded as financing transactions, and the obligation to repurchase is reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the agreements remains recorded as an asset and carried in the Company's securities portfolio.

At December 31, 2010 and 2009, outstanding repurchase agreements were $135.0 million and $235.0 million, respectively, with a weighted average maturity of 2.28 and 2.24 years, respectively, and a weighted average cost of 3.74% and 4.38%, respectively. The average balance of repurchase agreements during the years ended December 31, 2010 and 2009 were $217.5 million and $239.5 million, respectively. The maximum amount outstanding at any month end period during 2010 and 2009 was $235.0 million, and $240.1 million, respectively.

At December 31, 2010 and 2009, outstanding repurchase agreements were secured by GSE Notes, GSE Mortgage-Backed Securities and GSE CMOs. At December 31, 2010 and 2009, the market value of the securities held as collateral for repurchase agreements was $153.4 million and $275.5 million, respectively.

The Company assumed FMS Financial's obligation to the FMS Statutory Trust II (the "Trust") as part of the acquisition of FMS Financial on July 13, 2007. The Company's debentures to the Trust as of December 31, 2010 were $25.8 million. The fair value of the debenture was recorded as of the acquisition date at $25.3 million. The difference between market value and the Company's debenture is being amortized as interest expense over the expected life of the debt. The Trust issued $25.8 million of floating rate capital securities and $0.8 million of common securities to the Company. The Trust's capital securities are fully guaranteed by the Company's debenture to the Trust. The Company has recorded its investment in the capital securities in the other asset section of the Statement of Condition. As of December 31, 2010, the rate was 1.88%. The debentures are redeemable at the Company's option any time after June 2011. The redemption of the debentures would result in the mandatory redemption of the Trust's capital and common securities at par. The statutory trust debenture is wholly owned by the Company, however under accounting guidance, it is not a consolidated entity because the Company is not the primary beneficiary.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2010 and 2009, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2010, the most recent date for which information is available, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank's categorization since the most recent notification from the FDIC.

The Bank's actual capital amounts and ratios (under rules established by the FDIC) are presented in the following table:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
As of December 31, 2010:						
Tier 1 Capital (to average assets)	$432,374	8.89%	$145,900	3.00%	$243,200	5.00%
Tier 1 Capital (to risk weighted assets)	432,374	15.69%	110,200	4.00%	165,300	6.00%
Total Capital (to risk weighted assets)	467,051	16.95%	220,500	8.00%	275,600	10.00%
As of December 31, 2009:						
Tier 1 Capital (to average assets)	$439,865	9.81%	$134,500	3.00%	$224,200	5.00%
Tier 1 Capital (to risk weighted assets)	439,865	16.71%	105,300	4.00%	157,900	6.00%
Total Capital (to risk weighted assets)	473,090	17.98%	210,500	8.00%	263,200	10.00%

The Company's capital at December 31, 2010 and 2009 for financial statement purposes was greater than the Tier 1 Capital amounts by $189.2 million and $197.1 million, respectively, due to the Tier 1 exclusion for regulatory capital purposes of unrealized gains or losses on securities available-for-sale and the accumulated other comprehensive adjustment related to pension and post retirement benefits. Additionally, regulatory capital reduces capital by the goodwill and other intangibles and a portion of the deferred tax asset. The amounts in the above table are calculated using Bank only balances.

14. INCOME TAXES

The Company files a consolidated federal income tax return. The Company uses the specific charge-off method for computing bad debts. The provision for income taxes for the years ended December 31, 2010, 2009 and 2008 includes the following:

(Dollars in thousands)	2010	2009	2008
Current federal taxes	$ (7,787)	$ 6,347	$ 7,550
Current state and local taxes	(123)	1,465	469
Deferred federal and state taxes benefit	(6,879)	(6,275)	(4,154)
Total	$ (14,789)	$ 1,537	$ 3,865

A reconciliation from the expected federal income tax expense (benefit) computed at the statutory federal income tax rate to the actual income tax expense (benefit) included in the consolidated statements of operations is as follows:

	2010		2009		2008	
Tax at statutory rate	$ (8,313)	(35.00)%	$ 6,519	35.00%	$7,144	35.00%
Increase (reduction) in taxes resulting from:						
Tax-exempt income	(2,251)	(9.48)	(1,773)	(9.52)	(1,281)	(6.30)
State and local income tax	(1,915)	(8.06)	453	2.43	(431)	(2.10)
Employee benefit programs	(287)	(1.21)	(166)	(0.89)	(616)	(3.00)
Federal income tax credits	(2,488)	(10.47)	(2,441)	(13.11)	(1,879)	(9.20)
Valuation allowances:	775	3.26	(591)	(3.17)	1,094	5.40
Other	(310)	(1.30)	(464)	(2.49)	(166)	(0.80)
Total	$(14,789)	(62.26)%	$1,537	8.25%	$3,865	19.00%

Items that give rise to significant portions of the deferred tax accounts at December 31, 2010 and 2009 are as follows:

(Dollars in thousands)	2010	2009
Deferred tax assets:		
Reserve for bad debts	$16,695	$16,888
Pension liabilities	5,570	7,183
Postretirement benefits	4,836	4,197
Federal income tax credits	5,699	-
Deferred compensation	4,056	2,343
Non-accrual interest on loans	2,931	-
State net operating loss carryover	2,705	894
Purchase accounting adjustments	2,185	6,627
Charitable contribution carryforward	1,446	924
Lease accounting	535	561
Impairment of securities	270	1,097
Federal net operating loss carryover	147	147
Other	524	229
	47,599	41,090
Less: Valuation Allowance	(2,148)	(1,373)
Total	45,451	39,717
Deferred tax liabilities:		
Available-for-sale securities	5,183	9,252
Intangibles	4,358	5,149
Property	2,902	3,110
Prepaid expenses and deferred loan fees	998	1,012
Mortgage servicing rights and other	82	585
Total	13,523	19,108
Net deferred tax assets	$31,928	$20,609

During 2010 and 2009, $4.4 million and $4.0 million, respectively, in net deferred tax liabilities were recorded as adjustments to other comprehensive income.

As of December 31, 2010, the Company's net deferred tax assets were $31.9 million. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We currently maintain a valuation allowance for certain state net operating losses, charitable contribution carryovers and other-than-temporary impairments, and management believes it is more likely than not that such deferred tax assets will not be realized. We expect to realize our remaining deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance is deemed necessary against our federal or remaining state deferred tax assets as of December 31, 2010. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, an increase in the valuation allowance may become necessary.

During 2007, the Company established The Beneficial Foundation ("the Foundation") and contributed a total of $10.0 million to the Foundation. Under current federal income tax regulations, charitable contribution deductions are limited to 10% of taxable income. Accordingly, the $10.0 million contribution created a carry forward for income tax purposes and a deferred tax asset for financial statement purposes. As of December 31, 2010, the Company has a $4.1 million charitable contribution carryover, of which $3.4 million will expire as of December 31, 2012 if not utilized. As of December 31, 2010, the Company recorded a valuation allowance of $593 thousand related to charitable contribution deductions for which management believes that it is more likely than not that such deferred tax assets will not be realized.

As of December 31, 2010 and 2009, the Company has state and local net operating loss carryovers of $49 million, resulting in gross deferred tax assets of $2.7 million. These net operating loss carryovers will begin to expire after December 31, 2011 if not utilized. A valuation allowance for the entire amount of these deferred tax assets, other than the Bank's net operating loss, has been recorded as of December 31, 2010, as management believes it is more likely than not that such deferred tax assets will not be realized. The Bank's gross state net operating loss that is more likely than not to be realized is $19.5 million. In addition, as of December 31, 2010, management has recorded a valuation allowance of $270 thousand related to deferred tax assets associated with the write down of certain equity securities, for which management believes that it is more likely than not that such deferred tax assets will not be realized. The Company also has the following carryover items: a gross federal net operating loss of $419 thousand which is limited in usage under IRS rules to $108 thousand per year and will expire at the end of 2022 if not utilized; low income housing tax credits of $5.0 million which will expire at the end of 2030 if not utilized; and an alternative minimum tax credit of $664 thousand which has an indefinite life.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic 740 for income taxes. The guidance clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. The FASB prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The uncertain tax liability for uncertain tax positions was zero and $50 thousand for the years ended December 31, 2010 and December 31, 2009, respectively, representing the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company recognizes, when applicable, interest and penalties related to unrecognized tax positions in the provision for income taxes in the consolidated statement of operations. As of December 31, 2009, the uncertain tax liability recorded for uncertain tax positions consisted totally of accrued interest and penalties. In 2009, an examination of the 2006 consolidated federal income tax return was completed by the Internal Revenue Service ("IRS") with no changes to reported tax. In 2010, an examination of the 2007 consolidated federal income tax return was completed by the IRS and the Company received net refunds of $1.9 million, primarily related to certain losses on securities that were not reflected on the original tax return. The tax years 2007 through 2009 remain subject to examination by the IRS, Pennsylvania and Philadelphia taxing authorities. The tax years 2006 through 2009 remain subject to examination by New Jersey taxing authorities. For 2010, the Bank's maximum federal income tax rate was 35%.

The following table provides a reconciliation of the beginning and ending amounts of the Company's unrecognized tax liabilities.

(Dollars in thousands)	2010	2009
Unrecognized tax liabilities January 1	$50	$ -
Increase/(Decrease) as a result of tax position taken in prior year	-	50
Increase/(Decrease) as a result of tax position taken during the year	-	-
Decreases relating to settlements with taxing authorities	(50)	-
Reductions as a result of a lapse of applicable statute of limitation	-	-
Unrecognized tax liabilities at December 31	$ -	$50

Pursuant to accounting guidance, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. As of December 31, 2010 and 2009 the company had unrecognized deferred income taxes of approximately $2.3 million with respect to this reserve. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Bank's retained earnings represented by this reserve are used for distributions in liquidation or for any other purpose other than to absorb losses from bad debts; (2) the Bank fails to qualify as a Bank, as provided by the Internal Revenue Code; or (3) there is a change in federal tax law.

15. PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has noncontributory defined benefit pension plans ("Plans") covering most of its employees. Additionally, the Company sponsors nonqualified supplemental employee retirement plans for certain participants. The Bank also provides certain postretirement benefits to qualified former employees. These postretirement benefits principally pertain to certain health and life insurance coverage. Information relating to these employee benefits program are included in the tables that follow.

Effective June 30, 2008, the defined pension benefits for Bank employees were frozen at the current levels. As a result the Bank recognized a curtailment gain of $7.3 million. Additionally, the Bank has enhanced its 401(k) Plan and combined it with its recently adopted Employee Stock Ownership Plan to fund employer contributions. See Note 16, Employee Savings and Stock Ownership Plan.

As of December 31, 2010, the Bank's two qualified defined benefit plans: The Employees' Pension and Retirement Plan of Beneficial Mutual Savings Bank and the Farmers & Mechanics Bank Restated Pension Plan were merged into one plan under the name of the Beneficial Mutual Savings Bank Consolidated Pension Plan. The merger of the plans did not impact participant benefits.

The following tables present a reconciliation of beginning and ending balances of benefit obligations and assets at December 31, 2010 and 2009:

(Dollars in thousands)	Pension Benefits		Postretirement Benefits	
Change in Benefit Obligation	**2010**	**2009**	**2010**	**2009**
Benefit obligation at beginning of year	$65,426	$58,180	$23,934	$22,648
Service cost	-	-	213	171
Interest cost	3,858	3,784	1,329	1,495
Participants' contributions	-	-	63	84
Actuarial (gain)/loss	4,906	6,327	3,654	1,440
Benefits paid	(3,378)	(2,865)	(1,952)	(1,904)
Benefit obligation at end of year	$70,812	$65,426	$27,241	$23,934
Change in Assets				
Fair value of assets at beginning of year	$47,042	$39,566	$ -	$ -
Actual return on assets	6,381	8,815	-	-
Employer contribution	3,159	1,828	1,889	1,821
Participants' contributions	-	-	63	83
Expense	(407)	(302)	-	-
Benefits paid	(3,378)	(2,865)	(1,952)	(1,904)
Fair value of assets at end of year	$52,797	$47,042	$ -	$ -

The following table presents a reconciliation of the funded status of the pension and postretirement benefits at December 31, 2010 and 2009.

	Pension		Postretirement Benefits	
(Dollars in thousands)	2010	2009	2010	2009
Projected benefit obligation	$ 70,812	$ 65,426	$ 27,241	$ 23,934
Fair value of plan assets	52,797	47,042	-	-
Accrued pension cost	$ 18,015	$ 18,384	$ 27,241	$ 23,934

The following table presents the amounts recognized in accumulated other comprehensive income of the pension and postretirement benefits at December 31, 2010 and 2009.

	Pension		Postretirement Benefits	
(Dollars in thousands)	2010	2009	2010	2009
Net loss	$ 18,702	$ 10,998	$ 6,092	$ 1,617
Prior service cost	-	-	64	137
Transition obligation	-	-	655	532

The Company's total accumulated pension benefit obligations at December 31, 2010 and December 31, 2009 were $70.8 million and $65.4 million, respectively. The accumulated pension obligation equals the projected benefit obligation as a result of the freeze in pension benefits effective June 30, 2008.

Significant assumptions used to calculate the net periodic pension cost and obligation as of December 31, 2010, 2009 and 2008 are as follows:

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	2010	2009	2008
Consolidated Pension Plan						
Discount rate for benefit obligation	5.55%					
Beneficial Bank Plans						
Discount rate for periodic pension cost	6.05%	6.50%	6.50%	6.05%	6.90%	6.50%
Discount rate for benefit obligation		6.05%	6.50%	5.55%	6.05%	6.90%
Rate of increase in compensation levels and social security wage base			5.50%			
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%			
FMS Pension Plan						
Discount rate for periodic pension cost	6.05%	6.90%	6.50%	6.05%	6.90%	6.50%
Discount rate for benefit obligation		6.05%	6.90%	5.55%	6.05%	6.90%
Rate of increase in compensation levels and social security wage base			5.50%			
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%			

The components of net pension cost are as follows:

(Dollars in thousands)	Pension Benefits			Postretirement Benefits		
Component of Net Periodic Benefit Cost	2010	2009	2008	2010	2009	2008
Service cost	$ -	$ -	$ 1,194	$ 213	$ 171	$ 173
Interest cost	3,858	3,784	4,228	1,329	1,495	1,454
Expected return on assets	(3,710)	(3,093)	(4,430)	-	-	-
Amortization of transition obligation	-	-	-	164	164	164
Amortization of prior service cost	-	-	14	146	147	146
Pension curtailments	-	-	(7,289)	-	-	-
Recognized net actuarial loss	860	799	73	49	14	18
Net periodic pension cost	$1,008	$1,490	$(6,210)	$1,901	$1,991	$1,955

The Company's pension benefits funding policy is to contribute annually an amount, as determined by consulting actuaries and approved by the Board of Directors, which can be deducted for federal income tax purposes. In 2010 and 2009, $3.2 million and $1.8 million, respectively, were contributed to the plans under the Bank's funding policy. For 2011, the Bank expects to contribute $3.4 million to the plans.

For benefit obligation measurement purposes, the annual rate of increase in the per capita cost of postretirement health care costs was: before age 65 – 2009, rates decrease from 8.0 percent to 6.0 percent for 2011 and remain level thereafter, and after age 65 - 2008 rates decrease from 10.0 percent to 6.0 percent for 2013 and remain level thereafter.

The impact of a 1.0% increase and decrease in assumed health care cost trend for each future year would be as follows:

(Dollars in thousands)	1.0% Increase	1.0% Decrease
Accumulated postretirement benefit obligation	$236	$(212)
Service and interest cost	18	(16)

The estimated net loss for the pension benefits that will be amortized from accumulated other comprehensive income into net periodic pension costs over the next fiscal year is $949 thousand. The estimated transition, net loss and prior service cost for postretirement benefits that will be amortized from accumulated other comprehensive income into periodic pension cost over the next fiscal year are $164 thousand, $267 thousand and $146 thousand, respectively.

Future benefit payments for all pension and postretirement plans are estimated to be paid as follows:

(Dollars in thousands)

Pension Benefits		Postretirement Benefits	
2011	$ 3,289	2011	$ 1,984
2012	3,276	2012	2,056
2013	3,268	2013	2,068
2014	3,913	2014	2,084
2015	3,973	2015	2,101
2016-2020	$21,426	2016-2020	$10,278

The fair vales of Plan assets at December 31, 2010 and 2009 by asset category are as follows:

	Category Used for Fair Value Measurement							
	December 31, 2010				December 31, 2009			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash	$ -	$-	$-	$-	$4,358	$ -	$-	$4,358
Money market funds	4,713	-	-	4,713	652	-	-	652
Equity securities/mutual funds:								
Large cap	25,506	-	-	25,506	11,929	-	-	11,929
Multi and mid cap	-	-	-	-	10,236	-	-	10,236
Small cap	11,157	-	-	11,157	9,201	-	-	9,201
International	4,540	-	-	4,540	4,026	-	-	4,026
Fixed Income	6,859	-		6,859				
Mortgage-backed securities	-	-	-	-	-	6,611	-	6,611
Other assets	22	-	-	22	29	-	-	29
Total	$52,797	$-	$-	$52,797	$40,431	$6,611	$-	$47,042

As of December 31, 2010, plan assets were comprised of investments in money market, equity and fixed income mutual funds. As of December 31, 2009, plan assets were comprised of various securities including common stocks, mutual funds, fixed income securities and money market instruments. Other assets consist of accrued income. Plan assets are managed in accordance with investment guidelines approved by the Board of Directors. Expected future rates of return are projected by management based on factors such as asset allocation and actual returns over time.

The Company also maintains contributory savings plans (401(k) plans) covering substantially all of its employees as described in Note 16 – Employee Savings and Stock Ownership Plan. The Company may make contributions out of current or retained earnings. The Company made cash contributions of $0.5 million, $0.2 million and $0.3 million in 2010, 2009 and 2008, respectively.

The Company provides life insurance benefits to eligible employees under an endorsement split-dollar life insurance program. At December 31, 2010 and 2009, $17.3 million and $15.8 million, respectively, in cash surrender value relating to this program were recognized in Other Assets in the consolidated statements of financial condition. The Company recognizes a liability for future benefits applicable to endorsement split-dollar life insurance arrangements that provide death benefits postretirement. These liabilities totaled $12.2 million and $11.2 million at December 31, 2010 and 2009, respectively, and are included in the postretirement tables above.

16. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

In connection with the initial public offering, the Company implemented an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all full-time employees who were employed at the date of the initial public offering and are at least 21 years of age. Other salaried employees will be eligible after they have completed 1 year of service and have attained the age of 21. The Company makes annual contributions to the ESOP equal to the ESOP's debt service or equal to the debt service less the dividends received by the ESOP on unallocated shares. Shares purchased by the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders' equity. As of July 1, 2008, the ESOP was merged with the Company's 401(k) plans to form the Employee Savings and Stock Ownership Plan ("KSOP"). The Company accounts for the KSOP based on guidance from FASB ASC Topic 718 for Compensation – Stock Compensation. Shares are released as the loan is repaid.

The balance of the loan to the KSOP as of December 31, 2010 was $25.3 million compared to $28.2 million at December 31, 2009. All full time employees and certain part time employees are eligible to participate in the KSOP if they meet service criteria. Shares will be allocated and released based on the Company's 401(k) Plan Document. While the KSOP is one plan, the two separate components of the 401(k) Plan and ESOP remain. Under the KSOP the Company makes basic contributions and matching contributions. The Company makes additional contributions for certain employees based on age and years of service. The Company may also make discretionary contributions under the KSOP. Each participant's account is credited with shares of the Company's stock or cash based on compensation earned during the year in which the contribution was made.

If the Company declares a dividend, the dividends on the allocated shares would be recorded as dividends and charged to retained earnings. Dividends declared on common stock held by the ESOP which has not been allocated to the account of a participant can be used to repay the loan. Allocation of shares to the participants is contingent upon the repayment of a loan to the Company. The allocated shares in the KSOP were 966,101 and 675,922 as of December 31, 2010 and December 31, 2009, respectively. The suspense shares available were 2,258,671 as of December 31, 2010 and 2,548,850 as of December 31, 2009. The suspense shares are the shares that are unearned and are available to be allocated. The market value of the unearned shares was $20 million as of December 31, 2010 and $25 million as of December 31, 2009. The Company recorded an expense of approximately $2.8 million for the year ended December 31, 2010 and an expense of approximately $3.4 million year ended December 31, 2009.

17. STOCK BASED COMPENSATION

Stock-based compensation is accounted for in accordance with FASB ASC 718 "Compensation-Stock Compensation." The Company establishes fair value for its equity awards to determine their cost. The Company recognizes the related expense for employees over the appropriate vesting period, or when applicable, service period, using the straight-line method. However, consistent with the guidance, the amount of stock-based compensation recognized at any date must at least equal the portion of the grant date value of the award that is vested at that date. As a result, it may be necessary to recognize the expense using a ratable method.

The Company's 2008 Equity Incentive Plan ("EIP") authorizes the issuance of shares of common stock pursuant to awards that may be granted in the form of stock options to purchase common stock ("options") and awards of shares of common stock ("stock awards"). The purpose of the Company's stock-based incentive plans is to attract and retain personnel for positions of substantial responsibility and to provide additional incentive to certain officers, directors and employees. In order to fund grants of stock awards under the EIP, the Equity Incentive Plan Trust (the "Trust") purchased 1,612,386 shares of Company common stock in the open market for approximately $19.0 million during the year ended December 31, 2008. The Company made sufficient contributions to the Trust to fund the stock purchases. The acquisition of these shares by the Trust reduced the Company's outstanding additional paid in capital. The EIP shares will generally vest over five years. As of December 31, 2010, 130,000 shares were fully vested and 84,000 shares were forfeited. All grants that were issued contain a service condition in order for the shares to vest. Awards of common stock include awards to certain officers of the Company that will vest only if a return on average assets of 1% or within the top 25% of the SNL index of nationwide thrifts with total assets between $1.0 billion and $10.0 billion nationwide is attained. These awards will vest over 5 years beginning with March 31 after the year in which the performance metrics are attained.

Compensation expense related to the stock awards is recognized ratably over the five-year vesting period in an amount which totals the market price of the Company's stock at the grant date. The expense recognized for the year ended December 31, 2010 was $1.8 million, compared to $1.9 million for the year ended December 31, 2009.

The following table summarizes the non-vested stock award activity for the year ended December 31, 2010:

Summary of Non-vested Stock Award Activity (Dollars in thousands)	**Number of Shares**	**Weighted Average Grant Price**
Non-vested Stock Awards outstanding, January 1, 2010	836,500	$11.28
Issued	153,000	9.70
Vested	(68,000)	11.55
Forfeited	(84,000)	10.96
Non-vested Stock Awards outstanding, December 31, 2010	837,500	$11.00

The following table summarizes the non-vested stock award activity for December 31, 2009:

Summary of Non-vested Stock Award Activity (Dollars in thousands)	**Number of Shares**	**Weighted Average Grant Price**
Non-vested Stock Awards outstanding, January 1, 2009	761,000	$11.86
Issued	137,500	8.35
Vested	(62,000)	11.86
Non-vested Stock Awards outstanding, December 31, 2009	836,500	$11.28

The fair value of the 68,000 shares vested during the year ended December 31, 2010 was $676 thousand. The value of the 62,000 shares vested in 2009 was $500 thousand.

The EIP authorizes the grant of options to officers, employees, and directors of the company to acquire shares of common stock with an exercise price equal to the fair value of the common stock at the grant date. Options expire ten years after the date of grant, unless terminated earlier under the option terms. Options are granted at the then fair market value of the Company's stock. The options were valued using the Black-Scholes option pricing model. During the year ended December 31, 2010, the Company granted 279,100 options compared to 230,250 during the year ended December 31, 2009. All options issued contain service conditions based on the participant's continued service. The options generally vest and are exercisable over five years. Compensation expense for the options totaled $1.3 million for the years ended December 31, 2010 and 2009.

A summary of option activity as of December 31, 2010 and changes during the twelve month period is presented below:

	Number of Options	**Weighted Average Price per Shares**
January 1, 2010	1,922,250	$11.44
Granted	279,100	9.70
Exercised	(3,000)	8.35
Forfeited	(153,800)	11.25
Expired	(42,600)	11.73
December 31, 2010	2,001,950	$11.21

The weighted average remaining contractual term was approximately 7.87 years for options outstanding as of December 31, 2010. Exercisable options totaled 657,550 and 348,000 at December 31, 2010 and 2009, respectively.

Significant weighted average assumptions used to calculate the fair value of the options for the year ended December 31, 2010 and December 31, 2009 are as follows.

	For the Year Ended December 31,	
	2010	2009
Weighted average fair value of options granted	$3.56	$2.95
Weighted average risk-free rate of return	2.98%	2.39%
Weighted average expected option life in months	78	78
Weighted average expected volatility	29.86%	29.80%
Expected dividends	-	-

The risk-free rate of return is based on the U.S. Treasury yield curve in effect at the time of grant.

The expected volatility was determined using historical volatilities based on historical stock prices. The Company used the simplified method for determining the expected life for options as allowed under accounting guidance on Stock Compensation.

As of December 31, 2010, there was $3.9 million of total unrecognized compensation cost related to options and $6.4 million in unrecognized compensation cost related to non-vested stock awards, granted under the EIP. As of December 31, 2009, there was $4.7 million in unrecognized compensation cost related to options and $7.7 million in unrecognized compensation cost related to non-vested stock awards, granted under the EIP. The average weighted lives for the option expense were 2.98 and 3.67 years for year ended December 31, 2010 and December 31, 2009, respectively. The average weighted lives for the stock award expense was 3.09 years and 3.82 years as of December 31, 2010 and December 31, 2009, respectively.

18. COMMITMENTS AND CONTINGENCIES

The Company leases a number of offices in its regular operations. Rental expense under such leases aggregated $5.2 million, $4.8 million and $4.7 million for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, the Company was committed under non-cancelable operating lease agreements for minimum rental payments to lessors as follows (dollars in thousands):

(Dollars in thousands)	
2011	$ 5,290
2012	5,172
2013	4,911
2014	3,016
2015	2,469
Thereafter	16,019
	$36,877

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not reflected in the consolidated financial statements. The Company has established specific reserves related to these commitments and contingencies that are not material to the Company.

At December 31, 2010 and 2009, the Company had outstanding commitments to purchase or make loans aggregating approximately $107.2 million and $72.7 million, respectively, and commitments to customers on available lines of credit of $176.8 million and $170.9 million, respectively, at competitive rates. Commitments are issued in accordance with the same policies and underwriting procedures as settled loans. We have a reserve for our commitments and contingencies of $0.4 million and $0.3 at year end December 31, 2010 and 2009, respectively.

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted authoritative guidance under FASB ASC Topic 820 for Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The authoritative guidance does not require any new fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value. The guidance clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Amended guidance incorporated into FASB ASC Topic 820 for Fair Value Measurements and Disclosures delayed the effective date of the guidance for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008.

Fair value is based on quoted market prices, when available. If listed prices or quotes are not available, fair value is based on fair value models that use market participant or independently sourced market data which include: discount rate, interest rate yield curves, credit risk, default rates and expected cash flow assumptions. In addition, valuation adjustments may be made in the determination of fair value. These fair value adjustments may include amounts to reflect counter party credit quality, creditworthiness, liquidity and other unobservable inputs that are applied consistently over time. These adjustments are estimated and, therefore, subject to significant management judgment, and at times, may be necessary to mitigate the possibility of error or revision in the model-based estimate of the fair value provided by the model. The methods described above may produce fair value calculations that may not be indicative of the net realizable value. While the Company believes its valuation methods are consistent with other financial institutions, the use of different methods or assumptions to determine fair values could result in different estimates of fair value. FASB ASC Topic 820 for Fair Value Measurements and Disclosures describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt, equity securities and derivative contracts that are traded in an active exchange market as well as certain U.S. Treasury securities that are highly liquid and actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted market prices that are traded less frequently than exchange traded assets and liabilities. The values of these items are determined using pricing models with inputs observable in the market or can be corroborated from observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities and derivative contracts.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Those assets which will continue to be measured at fair value on a recurring basis are as follows at December 31, 2010:

(Dollars in thousands)	Category Used for Fair Value Measurement Level 1	Level 2	Level 3	Total
Assets:				
Trading securities	$ -	$ 6,316	$ -	$ 6,316
Investment securities available for sale:				
U.S. Government Sponsored Enterprise ("GSE") and agency notes	-	827,895	-	827,895
GNMA guaranteed mortgage certificates	-	8,989	-	8,989
Collateralized mortgage obligations:				
Government (GNMA) guaranteed CMOs	-	7,979	-	7,979
Agency CMOs	-	26,944	-	26,944
Non-Agency CMOs	-	56,537	-	56,537
Other mortgage-backed securities	-	485,457	-	485,457
Municipal bonds:				
General obligation municipal bonds	-	80,265	-	80,265
Revenue municipal bonds	-	18,867	-	18,867
Pooled trust preferred securities	-	-	14,522	14,522
Equity securities	3,235	-	-	3,235
Money market funds	8,963	-	-	8,963
Mutual funds	2,025	-	-	2,025
Certificates of deposits	313	-	-	313
Total	$14,536	$1,519,249	$14,522	$1,548,307

Those assets which will continue to be measured at fair value on a recurring basis are as follows at December 31, 2009:

	Category Used for Fair Value Measurement			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Trading securities	$ -	$ 39,739	$ -	$ 39,739
Investment securities available for sale:				
U.S. Government Sponsored Enterprise ("GSE") and agency notes	-	208,334	-	208,334
GNMA guaranteed mortgage certificates	-	10,394	-	10,394
Collateralized mortgage obligations	-	140,308	-	140,308
Other mortgage-backed securities	-	706,245	-	706,245
Municipal bonds	-	189,957	-	189,957
Pooled trust preferred securities	-	-	18,797	18,797
Equity securities	6,062	-	-	6,062
Money market funds	5,085	-	-	5,085
Mutual funds	-	1,627	-	1,627
Certificates of deposits	297	-	-	297
Total	$11,444	$1,296,604	$18,797	$1,326,845

Level 1 Valuation Techniques and Inputs

Included in this category are equity securities, money market funds, mutual funds and certificates of deposit. To estimate the fair value of these securities, the Company utilizes observable quotations for the indicated security.

Level 2 Valuation Techniques and Inputs

The majority of the Company's investment securities are reported at fair value utilizing Level 2 inputs. Prices of these securities are obtained through independent, third-party pricing services. Prices obtained through these sources include market derived quotations and matrix pricing and may include both observable and unobservable inputs. Fair market values take into consideration data such as dealer quotes, new issue pricing, trade prices for similar issues, prepayment estimates, cash flows, market credit spreads and other factors. The Company reviews the output from the third-party providers for reasonableness by the pricing consistency among securities with similar characteristics, where available, and comparing values with other pricing sources available to the Company. In general, the Level 2 valuation process uses the following significant inputs in determining the fair value of our different classes of investments:

GSE and Agency Notes. To estimate the fair value of these securities, the Company utilizes an industry standard pricing service. For pricing evaluations, an Option Adjusted Spread (OAS) model is incorporated to adjust spreads of issues that have early redemption features.

GNMA Guaranteed Mortgage Certificates. To estimate the fair value of the securities, the Company utilizes an industry standard pricing service. Pricing evaluations are based on issuer type, coupon, maturity, and original weighted average maturity. The pricing service's seasoned evaluation model runs a daily cash flow incorporating projected prepayment speeds to generate an average file for each pool. The appropriate spread is applied to the point on the Treasury curve that is equal to the average life of any given pool. This is the yield by which the cash flows are discounted. Additionally, for adjustable rate mortgages, the model takes into account indices, margin, periodic and life caps, reset dates of the coupon and the convertibility of the bond.

GNMA Collateralized Mortgage Obligations. To estimate the fair value of the securities, the Company utilizes an industry standard pricing service. For pricing evaluations, the pricing service obtains and applies available trade information, dealer quotes, market color, spreads, bids, offers, prepayment information, U.S. Treasury curves, swap curves and to be announced forward contract on MBS's values (TBA).

Agency CMOs. To estimate the fair value of the securities, the Company utilizes an industry standard pricing service. For pricing evaluations, the pricing service, in general, obtains and applies available trade information, dealer quotes, market color, spreads, bids, offers, prepayment information, U.S. Treasury curves, swap curves and TBA values. For CMOs, depending upon the characteristics of a given tranche, a volatility-driven, multi-dimensional single cash flow stream model or option-adjusted spread (OAS) model is used.

Non-Agency (whole loan) CMOs. Included in this category are pass-through certificates, 15-year sequential and senior support pass-through certificates. To estimate the fair value of the securities, the Company utilizes a brokers' approach to pricing which is cognizant of the current whole loan CMO market environment.

Other Residential Mortgage-backed Securities. Included in this category are Fannie Mae and Freddie Mac fixed rate residential mortgage backed securities and Fannie Mae and Freddie Mac Adjustable Rate residential mortgage backed securities. To estimate the fair value of the securities, the Company utilizes an industry standard pricing service. Pricing evaluations are based on issuer type, coupon, maturity, and original weighted average maturity. The pricing service's seasoned evaluation model runs a daily cash flow incorporating projected prepayment speeds to generate an average life for each pool. The appropriate spread is applied to the point on the Treasury curve that is equal to the average life of any given pool. This is the yield by which the cash flows are discounted. Additionally, for adjustable rate mortgages, the model takes into account indices, margin, periodic and life caps, reset dates of the coupon and the convertibility of the bond.

General Obligation Municipal Bonds. Included in this category are securities issued by Pennsylvania municipalities and/or school districts rated A or better by Moody's and/or S&P. To estimate the fair value of these securities, the Company utilizes an industry standard pricing service. For pricing, the pricing service's evaluators build internal yield curves, which are adjusted throughout the day based on trades and other pertinent market information. Evaluators apply this information to bond sectors, and individual bond evaluations are then extrapolated. Within a given sector, evaluators have the ability to make daily spread adjustments for various attributes that include, but are not limited to, discounts, premiums, credit, alternative minimum tax (AMT), use of proceeds, and callability.

Revenue Municipal Bonds. These securities are issued by the Pennsylvania Housing Finance Agency and rated Aa2 by Moody's. To estimate the fair value of the securities, the Company utilizes an industry standard pricing service. For pricing, the pricing service's evaluators build internal yield curves, which are adjusted throughout the day based on trades and other pertinent market information. Evaluators apply this information to bond sectors, and individual bond evaluations are then extrapolated. Within a given sector, evaluators have the ability to make daily spread adjustments for various attributes that include, but are not limited to, discounts, premiums, credit, alternative minimum tax (AMT), use of proceeds, and callability.

Level 3 Valuation Techniques and Inputs

The Bank's Level 3 assets are comprised of pooled trust preferred securities whose underlying collateral consists of financial services debt. These investments are thinly traded and the Company determines the estimated fair values for these securities by using observable transactions of similar rated single trust preferred issues to obtain an average discount margin which was applied to a cash flow analysis model in determining the fair value of our pooled trust preferred securities. The fair market value estimates we assign to these securities assume liquidation in an orderly fashion and not under distressed circumstances. Due to the continued illiquidity and credit risk of certain securities, the market value of these securities is highly sensitive to assumption changes and market volatility.

At the end of each quarter, the Company assesses the valuation hierarchy for each asset or liability measured. From time to time, assets or liabilities will be transferred within hierarchy levels as a result of changes in valuation methodologies used. Collateralized debt obligations are valued as a level 3 because they have become less liquid and pricing has become less observable along with a currently inactive market. The methodology for establishing valuations for these securities considered the pricing of similar securities issued during the period, and adjusted this pricing for credit quality, diversification of underlying collateral and recent cash flows on the Company's holdings.

In addition, the authoritative guidance requires the Company to disclose the fair value for financial assets on both a recurring and non-recurring basis. The Company measures loans held for sale, impaired loans, SBA servicing assets, restricted equity investments and loans transferred to other real estate owned at fair value on a non-recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures the extent of the impairment in accordance with guidance under FASB ASC Topic 310 for Receivables. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value or discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with authoritative guidance, impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as a non-recurring Level 3 valuation.

The table below presents all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009.

Level 3 Investments Only (Dollars in thousands)	**Year Ended December 31, 2010**
	Available-for-Sale Securities
Balance, January 1, 2010	$18,797
Total gains or losses realized/(unrealized):	
Included in earnings	-
Included in other comprehensive income	115
Settlements	(4,390)
Transfers in and/or out of Level 3	-
Balance, December 31, 2010	$14,522

Level 3 Investments Only (Dollars in thousands)	**Year Ended December 31, 2009**
	Available-for-Sale Securities
Balance, January 1, 2009	$19,329
Total gains or losses realized/(unrealized):	
Included in earnings	-
Included in other comprehensive income	3,343
Purchases, issuances and settlements	(3,875)
Transfers in and/or out of Level 3	-
Balance, December 31, 2009	$18,797

Assets measured at fair value on a nonrecurring basis are as follows:

	Balance Transferred YTD 12/31/10	**Level 1**	**Level 2**	**Level 3**	**Gain/(Losses)**
Impaired loans	$83,537			$83,537	$(67,264)
Other real estate owned	10,407		$10,407		(5,393)
Long lived assets held for sale	3,305		3,305		(1,562)

	Balance Transferred YTD 12/31/09	**Level 1**	**Level 2**	**Level 3**
Impaired loans	$71,887			$71,887

The estimated fair values of the Company's financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table sets forth the carrying and estimated fair value of the Company's financial assets and liabilities for the periods indicated:

(Dollars in thousands)	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$90,299	$90,299	$179,701	$179,701
Trading securities	6,316	6,316	31,825	31,825
Investment securities	1,651,844	1,653,883	1,363,183	1,365,026
Loans - net	2,751,036	2,773,373	2,744,264	2,663,740
Liabilities:				
Checking deposits	1,787,006	1,787,006	1,363,516	1,363,516
Money market and savings accounts	1,307,170	1,307,170	1,199,679	1,199,679
Time deposits	848,128	855,045	946,052	954,835
Borrowed funds	273,317	274,930	433,620	438,769

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investments - The fair value of investment securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The methodology for establishing valuations for pooled trust preferred securities considered and pricing of similar single trust preferred securities issued during the period and applied an average discount margin to the cash flow analysis model. The fair value of Federal Home Loan Bank stock is not determinable since there is no active market for the stock.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit and for the same remaining maturities. Additionally, to be consistent with the requirements under FASB ASC Topic 820 for Fair Value Measurements and Disclosures, the loans were valued at a price that represents the Company's exit price or the price at which these instruments would be sold or transferred.

Checking and Money Market Deposits, Savings Accounts, and Time Deposits - the fair value of checking and money market deposits and savings accounts is the amount reported in the consolidated financial statements. The carrying amount of checking, savings and money market is the amount that is payable on demand at the reporting date. The fair value of time deposits is generally based on a present value estimate using rates currently offered for deposits of similar remaining maturity.

Borrowed Funds - The fair value of borrowed funds is based on a present value estimate using rates currently offered. Under FASB ACS Topic 820 for Fair Value Measurements and Disclosures, the subordinated debenture was valued based on management's estimate of similar trust preferred securities activity in the market.

Commitments to Extend Credit and Letters of Credit - The majority of the Company's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded deferred fee amounts, which are not significant.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2010 and 2009. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2010 and 2009, and therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. VARIABLE INTEREST ENTITIES

The Company was involved with various entities in the normal course of business that may be deemed to be Variable Interest Entities ("VIE"). Prior to 2010, the Company consolidated two VIE's, for which the Company was determined to be the primary beneficiary based on its majority share of the tax credits and operating losses.

As per the guidance in FASB ASC 810 Consolidations (SFAS No. 167 Amendments to FASB Interpretation Number (FIN) 46(R) which addresses certain provisions of FIN 46 (R) "Consolidation of Variable Interest Entities"), the Company deconsolidated two variable interest entities in 2010 that had been previously consolidated.

At December 31, 2009 the aggregate assets and liabilities of the VIE's that the Company consolidated in the financial statements are as follows:

Consolidated VIEs-Primary Beneficiary

(Dollars in thousands)	Aggregate Assets	Aggregate Liabilities
December 31, 2009		
Affordable housing projects	$14,793	$4,968

The Company makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate affordable housing project offerings and to assist the Company in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development and operation of housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

The Company holds interests in various VIEs. The Company's total investment in these VIEs was $20.4 million in 2010, which includes previously consolidated VIE's as described above, and $4.3 million as of 2009. Total investment in VIEs is accounted for under the equity or cost methods of accounting as applicable to the individual investments. These investments were included in Other Assets in the consolidated statements of financial condition. For these VIEs, the Company is a limited partner with no additional recourse than the Company's committed investment amount.

21. RELATED PARTY TRANSACTIONS

At December 31, 2010 and 2009, certain directors, executive officers, principal holders of the Company's common stock, associates of such persons, and affiliated companies of such persons were indebted, including undrawn commitments to lend, to the Bank in the aggregate amount of $0.5 million and $0.3 million, respectively.

Commitments to lend to related parties as of December 31, 2010 and 2009 were comprised of $0.01 and $0.01 million, respectively, to directors and none to executive officers. The commitments are in the form of loans and guarantees for various business and personal interests. This indebtedness was incurred in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time of comparable transactions with unrelated parties. This indebtedness does not involve more than the normal risk of repayment or present other unfavorable features.

None of the Company's affiliates, officers, directors or employees has an interest in or receives remuneration from any special purpose entities or qualified special purpose entities which the Company transacts business.

The Company maintains a written policy and procedures covering related party transactions. These procedures cover transactions such as employee-stock purchase loans, personal lines of credit, residential secured loans, overdrafts, letter of credit and increases in indebtedness. Such transactions are subject to the Bank's normal underwriting and approval procedures. Prior to the loan closing, the Bank's Senior Loan Committee must approve and determine whether the transaction requires approval from or a post notification be sent to the Company's Board of Directors.

22. PARENT COMPANY FINANCIAL INFORMATION

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF FINANCIAL CONDITION - PARENT COMPANY ONLY

(Dollars in thousands)	December 31, 2010	December 31, 2009
ASSETS		
Cash on deposit at the Bank	$ 1,962	$ 675
Interest-bearing deposit at the Bank	29,148	34,586
Investment in the Bank	579,184	596,739
Investment in Statutory Trust	774	774
Investment securities available-for-sale	3,361	6,457
Loan Receivable from the Bank (interest earning)	15,500	15,500
Receivable from the Bank	6,242	3,703
Accrued Interest from the Bank	14	13
Deferred Income Taxes	1,097	947
Other assets	3,681	2,929
TOTAL ASSETS	$640,963	$662,323
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accrued and other liabilities	76	-
Accrued Interest Payable	23	22
Statutory Trust Debenture	25,317	25,300
Total liabilities	25,416	25,322
COMMIITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred Stock - $.01 par value; 100,000,000 shares authorized, none issued or outstanding as of December 31, 2010 and 2009	-	-
Common Stock - $.01 par value 300,000,000 shares authorized, 82,267,457 and 82,264,457 issues and 80,717,553 and 81,853,553 shares outstanding as of December 31, 2010, and 2009, respectively	823	823
Additional paid-in capital	348,415	345,356
Unearned common stock held by employee stock ownership plan	(22,587)	(25,489)
Retained earnings	304,232	313,195
Accumulated other comprehensive loss	(1,882)	6,712
Treasury stock, at cost, 1,549,904 shares and 410,904 shares at December 31, 2010 and 2009, respectively	(13,454)	(3,596)
Total stockholders' equity	615,547	637,001
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$640,963	$662,323

Beneficial Mutual Bancorp, Inc.

CONDENSED STATEMENTS OF OPERATIONS- PARENT COMPANY ONLY

(Dollars in thousands)

	December 31,		
	2010	**2009**	**2008**
INCOME			
Interest on interest-bearing deposits with the Bank	$ 489	$ 406	$ 797
Interest from non-affiliated banks	-	-	4
Interest and dividends on investment securities	103	175	282
Interest on loan to the Bank	301	402	758
Realized gain (loss) on securities available-for-sale	806	116	(2,265)
Other income (loss)	15	(114)	(337)
Total income (loss)	1,714	985	(761)
EXPENSES			
Expenses paid to the Bank	150	150	150
Interest expense	519	686	1,274
Charitable contributions	-	55	70
Other expenses	620	733	535
Total expenses	1,289	1,624	2,029
Income (loss) before income tax (benefit)expense and equity in undistributed net income of affiliates	425	(639)	(2,790)
Income tax benefit (expense)	(149)	(989)	525
Equity in undistributed net income of the Bank	(9,239)	18,717	18,811
Net (loss) income	$(8,963)	$17,089	$16,546

Beneficial Mutual Bancorp, Inc.
CONDENSED STATEMENTS OF CASH FLOW- PARENT COMPANY ONLY
(Dollars in thousands)

	2010	2009	2008
OPERATING ACTIVITIES:			
Net income (loss)	$ (8,963)	$17,089	$16,546
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Equity in undistributed net earnings of subsidiaries	9,239	(18,717)	(18,811)
Investment securities gain	(894)	(1,702)	(394)
Impairment on equity securities	88	1,587	2,658
Accrued interest receivable	(1)	212	(77)
Accrued interest payable	1	(22)	(27)
Net intercompany transactions	3,434	3,236	2,104
Amortization of debt premium on debenture	17	18	18
Deferred income taxes	(13)	1,467	703
Changes in assets and liabilities that provided (used) cash:			
Other liabilities	76	(31)	(1,266)
Other assets	(752)	554	886
Net cash provided by operating activities	2,232	3,691	2,340
INVESTING ACTIVITIES:			
Purchases of investment securities available-for-sale	(1,862)	(3,028)	(5,997)
Proceeds from sales and maturities of investment securities available-for-sale	5,069	5,354	4,286
Net change in money market securities	268	726	1,000
Net cash provided by investing activities	3,475	3,052	(711)
FINANCING ACTIVITIES:			
Purchase of treasury stock	(9,858)	(3,596)	-
Purchase of stock for share-based compensation plans	-	-	(19,074)
Loan to employee stock ownership plan		-	-
Net cash used in financing activities	(9,858)	(3,596)	(19,074)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,151)	3,147	(17,445)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	35,261	32,114	49,559
CASH AND CASH EQUIVALENTS, END OF YEAR	$31,110	$35,261	$32,114
SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND NON-CASH INFORMATION:			
Cash payments for interest	$503	$690	$1,266
Cash payments of income taxes	50	3	-

23. CONSOLIDATED SUMMARY OF QUARTERLY EARNINGS (UNAUDITED)

(Dollars in thousands, except per share amounts)

The following table presents summarized quarterly data for 2010 and 2009:

2010	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Total interest income	$ 50,080	$ 51,657	$ 47,292	$ 48,485	$ 197,514
Total interest expense	13,776	12,512	12,202	11,406	49,896
Net interest income	36,304	39,145	35,090	37,079	147,618
Provision for loan losses	4,950	6,200	51,050 (1)	8,000	70,200
Net interest income after provision for loan losses	31,354	32,945	(15,960)	29,079	77,418
Total non-interest income	8,304	6,272	5,736	6,908	27,220
Total non-interest expense	30,485	31,479	33,351	33,075	128,390
(Loss) income before income taxes	9,173	7,738	(43,575)	2,912	(23,752)
Income tax (benefit) expense	1,646	2,142	(21,845)	3,268	(14,789)
Net (loss) income	$ 7,527	$ 5,596	$ (21,730)	$ (356)	$ (8,963)
Basic and diluted earnings per common share (3)	$ 0.10	$ 0.07	$ (0.28)	$ -	$ (0.12)

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
Total interest income	$ 47,528	$ 46,960	$ 48,439	$ 50,047	$ 192,974
Total interest expense	18,049	16,544	15,759	15,280	65,632
Net interest income	29,479	30,416	32,680	34,767	127,342
Provision for loan losses	3,000	7,100 (2)	2,000	3,597	15,697
Net interest income after provision for loan losses	26,479	23,316	30,680	31,170	111,645
Total non-interest income	8,018	6,142	6,462	6,226	26,847
Total non-interest expense	28,438	29,752	30,522	31,156	119,866
Income (loss) before income taxes	6,059	(294)	6,620	6,240	18,626
Income tax expense (benefit)	931	(244)	800	49	1,537
Net income (loss)	$ 5,128	$ (50)	$ 5,820	$ 6,191	$ 17,089
Basic and diluted earnings per common share (3)	$ 0.07	$ -	$ 0.07	$ 0.08	$ 0.22

(1) During the third quarter, the Company saw considerable deterioration in the value of a number of large collateral dependent commercial real estate loans. As a result, the Company recorded a significantly elevated provision for credit losses of $51.1 million. Changes in the provision were based on management's analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.

(2) As a result of the weakening economy, the increase in commercial loans outstanding and an increase in non-performing loans and charge offs, our provision for loan losses increased to $7.1 million during the second quarter 2009.

(3) EPS is computed independently for each period. The sum of the individual quarters may not equal the annual EPS.

INVESTOR AND CORPORATE INFORMATION

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "BNCL." The following table sets forth the high and low quarterly sales prices of the Company's common stock for the four quarters in fiscal 2010, 2009 and 2008, as reported by Nasdaq. The Company has not paid any dividends to its stockholders to date. As of March 11, 2011, the Company had approximately 2,559 holders of record of common stock.

2010:	**High**	**Low**
First Quarter	$9.98	$8.86
Second Quarter	$11.05	$9.32
Third Quarter	$10.47	$8.15
Fourth Quarter	$9.24	$7.15
2009:	**High**	**Low**
First Quarter	$11.25	$8.35
Second Quarter	$10.88	$8.69
Third Quarter	$9.94	$8.74
Fourth Quarter	$9.92	$9.00
2008:		
First Quarter	$9.94	$8.92
Second Quarter	$11.99	$9.77
Third Quarter	$12.65	$10.75
Fourth Quarter	$12.35	$9.68

Stock Performance Graph

The following graph compares the cumulative total return of the Company's common stock with the cumulative total return of the SNL Mid-Atlantic Thrift Index and the Index for the Nasdaq Stock Market (U.S. Companies, all Standard Industrial Classification, ("SIC")). The graph assumes $100 was invested on July 16, 2007, the first day of trading of the Company's common stock. Cumulative total return assumes reinvestment of all dividends.



Total Performance
Beneficial Mutual Bancorp, Inc.
NASDAQ Composite
SNL Mid-Atlantic Thrift Index
Index Value
175
150
125
100
75
50
25
07/16/07
09/30/07
12/31/07
03/31/08
06/30/08
09/30/08
12/31/08
03/31/09
06/30/09
09/30/09
12/31/2009
03/31/10
06/30/10
09/30/10
12/31/10

Index	Period Ending 12/31/10	09/30/10	06/30/10	03/31/10	12/31/09	09/30/09	06/30/09	03/31/09
Beneficial Mutual Bancorp, Inc.	88.30	89.70	98.80	94.80	98.40	91.20	96.00	98.50
NASDAQ Composite	98.00	87.50	77.92	88.58	83.83	78.40	67.79	56.47
SNL Mid-Atlantic Thrift Index	72.17	65.38	65.23	70.65	65.43	60.29	57.61	55.30

	12/31/08	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07	07/16/07
Beneficial Mutual Bancorp, Inc.	112.50	126.50	110.70	98.90	97.20	97.50	100.00
NASDAQ Composite	58.26	76.92	84.71	84.19	97.98	99.80	100.00
SNL Mid-Atlantic Thrift Index	71.69	84.77	84.53	92.58	88.94	101.34	100.00

***Source: SNL Financial L.C.**

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Beneficial printed this Annual Report on recycled paper.